EXHIBIT 99.2

MAG Silver Corp. Consolidated Financial Statements (expressed in thousands of US dollars) For the years ended December 31, 2020 and 2019 Dated: March 31, 2021

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management’s discussion and analysis (“MD&A”) and all financial information in the Annual Report for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

2

Management’s Report on Internal Control over Financial Reporting

Management of MAG Silver Corp. (“MAG” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of the President and Chief Executive Officer, and the Chief Financial Officer, and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of MAG;
ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that MAG’s receipts and expenditures are made only in accordance with authorizations of management and MAG’s directors; and
iii.	provided reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of MAG’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of MAG’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2020, MAG’s internal control over financial reporting was effective.

The effectiveness of MAG’s internal control over financial reporting, as of December 31, 2020, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2020, as stated in their report.

/s/ “George Paspalas”	/s/ “Larry Taddei”
George Paspalas	Larry Taddei
Chief Executive Officer	Chief Financial Officer

March 31, 2021

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MAG Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of MAG Silver Corp. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2021 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 31, 2021

We have served as the Company's auditor since 1999.

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MAG Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 31, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 31, 2021

5

MAG SILVER CORP.
Consolidated Statements of Financial Position

(In thousands of US dollars, unless otherwise stated)
	Note	December 31, 2020	December 31, 2019

ASSETS

CURRENT
Cash and cash equivalents	3	$94,008	$72,360
Accounts receivable	4	897	83
Prepaid expenses		509	269
TOTAL CURRENT ASSETS		95,414	72,712
INVESTMENTS	5	11,951	1,408
INVESTMENT IN JUANICIPIO	6	202,570	136,643
EXPLORATION AND EVALUATION ASSETS	7	12,472	7,266
PROPERTY AND EQUIPMENT	8	675	781
TOTAL ASSETS		$323,082	$218,810

LIABILITIES

CURRENT
Trade and other payables		$808	$780
Current portion of lease obligation	8	93	74
TOTAL CURRENT LIABILITIES		901	854
NON-CURRENT
Lease obligation	8	383	467
Deferred income taxes	16	4,721	1,982
Provision for reclamation	7	409	260
TOTAL LIABILITIES		6,414	3,563

EQUITY

Share capital	9	496,604	399,995
Equity reserve		16,906	17,777
Accumulated other comprehensive income (loss)		10,628	(1,015)
Deficit		(207,470)	(201,510)
TOTAL EQUITY		316,668	215,247
TOTAL LIABILITIES AND EQUITY		$323,082	$218,810

COMMITMENTS AND CONTINGENCIES	15

ON BEHALF OF THE BOARD (approved on March 26, 2021)

/s/ "Peter Barnes"	/s/ "Jill Leversage"
Peter Barnes, Director	Jill Leversage, Director

See accompanying notes to the consolidated financial statements

6

MAG SILVER CORP.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of US dollars, except for shares and per share amounts)

		For the year ended
		December 31
	Note	2020	2019
EXPENSES
Accounting and audit		$442	$466
Amortization	8	121	106
Filing and transfer agent fees		301	232
Foreign exchange (gain) loss		(171)	21
General office expenses		1,083	902
Legal		371	363
Management compensation and consulting fees		3,259	3,076
Mining taxes and other property costs		38	577
Share based payment expense	9b,c,d	3,122	2,572
Shareholder relations		298	470
Travel		58	244
		8,922	9,029
INTEREST INCOME		637	2,627
CHANGE IN FAIR VALUE OF WARRANTS		-	(39)
EQUITY PICK UP FROM INVESTMENT IN JUANICIPIO	6	2,214	1,884
LOSS FOR THE YEAR BEFORE INCOME TAX		$(6,071)	$(4,557)

DEFERRED INCOME TAX (EXPENSE) BENEFIT	16	(1,026)	131
LOSS FOR THE YEAR		$(7,097)	$(4,426)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
UNREALIZED GAIN (LOSS) ON EQUITY SECURITIES	5	14,493	(334)
NET OF DEFERRED TAX EXPENSE	16	(1,713)	-
		12,780	(334)

TOTAL COMPREHENSIVE INCOME (LOSS)		$5,683	$(4,760)

BASIC AND DILUTED LOSS PER SHARE		$(0.08)	$(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
BASIC AND DILUTED		91,108,622	86,142,539

See accompanying notes to the consolidated financial statements

7

MAG SILVER CORP.
Consolidated Statements of Changes in Equity
(In thousands of US dollars, except shares)

					Accumulated
		Common shares			other
		without par value		Equity	comprehensive		Total
	Note	Shares	Amount	Reserve	income (loss)	Deficit	equity
Balance, January 1, 2019		85,539,476	$392,916	$18,696	$(681)	$(197,050)	$213,881
IFRS 16 transition adjustment on January 1, 2019		-	-	-	-	(34)	(34)
Stock options exercised	9a,b	442,052	4,059	(1,240)	-	-	2,819
Stock options exercised cashless	9a,b	428,934	1,762	(1,762)	-	-	-
Restricted and performance share units converted	9a,c	75,219	662	(662)	-	-	-
Deferred share units converted	9a,d	60,166	596	(596)
Share based payment	9b,c,d	-	-	3,341	-	-	3,341

Unrealized loss on equity securities	5	-	-	-	(334)	-	(334)
Net loss		-	-	-	-	(4,426)	(4,426)

Balance, December 31, 2019		86,545,847	$399,995	$17,777	$(1,015)	$(201,510)	$215,247

Stock options exercised	9a,b	418,294	4,565	(1,228)	-	-	3,337
Stock options exercised cashless	9a,b	139,273	1,404	(1,404)	-	-	-
Restricted and performance share units converted	9a,c	20,382	819	(819)	-	-	-
Deferred share units converted	9a,d	60,000	557	(557)
Share based payment	9b,c,d	-	-	3,137	-	-	3,137
Issued for cash	9a	7,621,085	89,164	-	-	-	89,164
Issued for property option payment	7a	8,241	100	-	-	-	100
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax	5	-	-	-	(1,137)	1,137	-

Unrealized gain on equity securities	5	-	-	-	14,493	-	14,493
Deferred tax expense on unrealized securities gain	5	-	-	-	(1,713)	-	(1,713)
Net loss		-	-	-	-	(7,097)	(7,097)

Balance, December 31, 2020		94,813,122	$496,604	$16,906	$10,628	$(207,470)	$316,668

See accompanying notes to the consolidated financial statements

8

MAG SILVER CORP.
Consolidated Statements of Cash Flows
(In thousands of US dollars, unless otherwise stated)

		For the year ended
		December 31
	Note	2020	2019

OPERATING ACTIVITIES
Loss for the year		$(7,097)	$(4,426)
Items not involving cash:
Amortization	8	121	106
Change in fair value of warrants		-	39
Deferred income tax expense (benefit)	16	1,026	(131)
Equity pick up from Investment in Juanicipio	6	(2,214)	(1,884)
Share based payment expense	9b,c,d	3,122	2,572
Unrealized foreign exchange (gain) loss		(738)	255

Changes in operating assets and liabilities
Accounts receivable		(201)	288
Prepaid expenses		(241)	58
Trade and other payables		8	(84)
Net cash used in operating activities		(6,214)	(3,207)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	7	(4,873)	(3,230)
Investment in Juanicipio	6	(64,270)	(53,549)
Proceeds from disposition of equity securities	5	3,905	-
Purchase of equipment	8	(74)	(354)
Net cash used in investing activities		(65,312)	(57,133)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	3,337	2,819
Issuance of common shares, net of share issue costs	9	89,164	-
Payment of lease obligation (principal)	8	(72)	(71)
Net cash provided by financing activities		92,429	2,748

EFFECTS OF EXCHANGE RATE CHANGES ON
CASH AND CASH EQUIVALENTS		745	(228)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		21,648	(57,820)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		72,360	130,180
CASH AND CASH EQUIVALENTS, END OF YEAR		$94,008	$72,360

See accompanying notes to the consolidated financial statements

9

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007. The Company was also listed on what is now the NYSE American Exchange on July 9, 2007.

The Company is an advanced stage development and exploration company that is focused on the acquisition, exploration and development of high-grade, district-scale projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (see Note 6) located in Mexico, which is now in the construction phase heading to production. The Juanicipio joint venture toll milled mineralized material from development for the first time in the third quarter of 2020, and is currently constructing its own processing facility, which is expected to commence commissioning in late 2021. The Company defers all acquisition, exploration and development costs related to the properties which are not yet in commercial production. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

During the year ended December 31, 2020, the COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. In response to the pandemic, in April 2020 the Federal Government of Mexico issued an administrative order for the temporary suspension of all “non-essential activities” until May 30, 2020 as part of its nationwide effort to slow the spread of the COVID-19 virus. The Company’s Investment in Juanicipio (Note 6) encompasses the Juanicipio Project located in Mexico. The Juanicipio Project operator, Fresnillo plc (“Fresnillo”), was in regular consultation with Mexican Government officials to ensure Minera Juanicipio’s compliance with the order. Fresnillo advised the Company that while the order was in effect, underground development continued under government mandated hygiene protocols, surface construction work was reduced and surface-based drilling was temporarily halted. Although all work has since resumed, the impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material impairment charges to the Company’s assets.

10

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies applied in the preparation of the Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019, except for standards newly adopted as stated below:

Adoption of New Accounting Policy and Restatement

During the fourth quarter of 2020, the Company early adopted Amendments to International Accounting Standard (“IAS”) 16, Property, Plant & Equipment, Proceeds Before Intended Use. The amended standard prohibits the Company from deducting any proceeds from selling items produced from the cost of building an item of mineral interest, plant and equipment, while bringing that asset to be capable of operating in the manner intended by management. The Company adopted the accounting policy retrospectively with respect to applicable transactions occurring on or after the earliest period presented herein, being January 1, 2019. With the adoption of the amended standard, pre-commercial production sales of silver, gold, lead and zinc produced and sold, and related costs while bringing a mine into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards to the extent those sales occurred on or after January 1, 2019. The entity measures the cost of those items applying the measurement requirements of “IAS 2 Inventories”.

There is no impact of this adoption on the comparative financial information presented for 2019 or the current year through June 30, 2020. However, previously in the third quarter of 2020, proceeds from the sales of silver, gold, lead and zinc in the Company’s 44% interest in the Juanicipio joint venture (see Note 6) in the total amount of $9,525 (on a 100% basis) net of mining and transport costs of $1,530 were netted against mineral interest, plant and equipment on the books of the Juanicipio Joint Venture. Accordingly, financial information for the three and nine months ended September 30, 2020 are restated as follows representing the 44% impact on the Company’s Equity Pick-up from its Investment in Juanicipio as a result of adopting the IAS 16 amendments:

11

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

	Amount previously disclosed for the three months ended September 30, 2020	Effect of early adoption of an amendment to IAS 16	Restated balance for the three months ended September 30, 2020 following the adoption of IAS 16 Amendments
Equity pick up from Investment in Juanicipio	$(3,392)	$3,518	$126

Net (loss) income	(3,607)	3,518	(89)

Net (loss) income per share	(0.04)	0.04	-

Investment in Juanicipio	153,384	3,518	156,902

Deficit	(217,062)	3,518	(213,544)

Total Equity	$300,958	$3,518	$304,476

	Amount previously disclosed for the nine months ended September 30, 2020	Effect of early adoption of an amendment to IAS 16	Restated balance for the nine months ended September 30, 2020 following the adoption of IAS 16 Amendments
Equity pick up from Investment in Juanicipio	$(6,890)	$3,518	$(3,372)

Net (loss) income	(17,208)	3,518	(13,690)

Net (loss) income per share	$(0.19)	$0.04	$(0.15)

Investment in Juanicipio	153,384	3,518	156,902

Deficit	(217,062)	3,518	(213,544)

Total Equity	$300,958	$3,518	$304,476

IFRS 3 Business Combinations. On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 Business Combinations that intend to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020, and the Company will apply these amendments to applicable acquisition transactions.

12

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

These Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Financial Statements were authorized for issuance by the Board of Directors of the Company on March 26, 2021.

(a)	Basis of consolidation

These Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries and controlled entities are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiary as at December 31, 2020 is Minera Los Lagartos, S.A. de C.V. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These consolidated financial statements also include the Company’s 44% interest in Minera Juanicipio S.A. de C.V. (Note 6, “Investment in Juanicipio”), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform with the significant accounting policies used in their preparation to those used by the Company.

(b)	Investments in Associates

The Company conducts a high percentage of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company (Note 6, “Investment in Juanicipio”). The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to reflect additional contributions or withdrawals and to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

13

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

Impairment

At the end of each reporting period, the Company assesses whether there is objective evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of December 31, 2020 and noted no impairment indicators. This assessment is generally made with reference to the timing of completing construction of the development project, future production, future silver, gold, lead and zinc prices, future capital requirements, future operating costs, exploration results achieved, and an assessment of the likely operating and estimated cash flow results to be achieved. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

(c)	Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include: estimates of the recoverable amount and any impairment of exploration and evaluation assets, investment in associates and mine development costs; recovery of receivable balances; estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist; provisions including closure and reclamation; share based payment expense; and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

(d)	Critical judgments

The Company makes certain critical judgments in the process of applying the Company’s accounting policies. The following are those judgments that have the most significant effect on the consolidated financial statements:

(i)	The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(h)).

(ii)	Commercial Production

14

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The determination of the date on which a mine enters the commercial production stage is a significant judgement as capitalization of certain costs ceases and the recording of expenses commences upon entering commercial production. In determining commercial production and when the mine is available for use in the manner intended by management, the following factors are considered:

i)	Operational commissioning of major mine and plant components is complete;
ii)	Operating results are being achieved consistently for a period of time;
iii)	There are indicators that these operating results will be continued; and
iv)	Other factors are present, including one or more of the following: a significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

(iii)	In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

•	The purpose and design of the investee entity.
•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•	The size of the company’s equity ownership and voting rights, including potential voting rights.
•	The size and dispersion of other voting interests, including the existence of voting blocks.
•	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in note 2(a). If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in note 2(b).  If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in note 2(e).

15

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(e)	Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

(i)  Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL. Equity derivative instruments such as warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

(ii) Financial assets at FVTOCI

Equity instruments that are designated at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument bases) at initial recognition to classify them as FVTOCI. On the disposal of the investment, the cumulative change in fair value remains in other comprehensive income (loss) and is not recycled to profit or loss.

(iii) Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the assets’ contractual cash flows are comprised solely of payments of principal and interest. The Company’s accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting period (see impairment below).

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables and lease obligations which are classified at amortized cost.

16

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The Company classifies financial instruments as follows:

Financial instrument	Classification
Cash and cash equivalents	FVTPL
Equity securities	FVTOCI
Equity derivative securities (warrants)	FVTPL
Accounts receivable	Amortized cost
Trade and other payables	Amortized cost
Lease obligations	Amortized cost
Loan to Minera Juanicipio S.A. de C.V.	Amortized cost

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, and term deposits with original maturities of three months or less.

(g)	Inventories

Finished goods, work in process and stockpile mineral inventories are measured at the lower of cost and net realisable value. Cost is determined using the weighted average cost method and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition.

The cost of inventories includes:

•	operating costs, which include employee costs, material costs and contractor expenses which are directly attributable to the extraction and processing of mineralized material:
•	amortization of property, plant and equipment used in the extraction and processing of mineralized material; and
•	related production overheads after reaching commercial production

Operating materials and spare parts are valued at the lower of cost or net realisable value. An allowance for obsolete and slow-moving inventories is determined by reference to specific items of stock. A regular review is undertaken by management to determine the extent of such an allowance.

Net realisable value is the estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

17

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(h)	Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method (“UOP”). If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred on a prospective property prior to the Company obtaining the right to explore it, are expensed in the period in which they are incurred.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in profit or loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

18

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(i)	Property, plant and equipment and mine development costs

Property and equipment are recorded at cost less accumulated amortization and impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components).

Amortization is based on the depreciable amount, which is the cost of the asset, less its expected residual value.

Amortization on 100% owned and controlled assets is recognized in profit or loss on a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property and equipment, based on how this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Amortization for exploration assets is capitalized to mineral properties in the statement of financial position.

The amortization rates for 100% owned and controlled assets are as follows:

Building	4% declining balance
Computer equipment	30% declining balance
Office equipment	30% declining balance
Exploration camp and equipment	30% declining balance
Right-of-Use assets	straight-line over the earlier of the end of the lease term or useful life of the asset

Amortization methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

(j)	Lease

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the contract term and if the Company has the right to direct the use of the asset.

19

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. Right-of-use assets are initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payment made at or before the commencement date.

Right-of-use assets are subsequently amortized on a straight-line basis from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a modification, a change in the lease term, a change in the fixed lease payments or change in the assessment to purchase the underlying asset.

The Company presents the right-of-use asset in the property and equipment line item on the consolidated statements of financial position and the lease liability in the lease obligation line item on the consolidated statements of financial position.

(k)	Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(l)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

20

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a UOP basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances, including as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The provision recorded by the Company as at December 31, 2020 of $409 relates to current and prior disturbances on the Deer Trail exploration property (see Note 7) (December 31, 2019: $260).

The operating company of the Company’s investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $1,450 and capitalized a corresponding asset as at December 31, 2020 (December 31, 2019: $725) (see Note 6).

(m)	Functional currency and presentation currency

The functional currency of the parent, its subsidiaries, and the investment in Juanicipio is the United States dollar (“US$”).

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

21

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The Company’s reporting and presentation currency is the US$.

(n)	Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(o)	Revenue

The Juanicipio Joint Venture recognizes revenue for silver, gold, lead and zinc from concentrate production, net of treatment and refining charges, when it satisfies the performance obligation of transferring control of the concentrate to the customer. This generally occurs as material is received at the customers plant, as the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the material and the customer has the risk of loss. The Joint Ventures sales are based on estimated metal quantities based on assay data and on a provisional price. The receivable is marked to market through sales each period prior to final settlement. The Joint Venture also adjusts estimated metal quantities used in computing provisional sales using new information and assay data from the smelter as it is received (if any). A provisional payment is generally due by the 15th of the month of the month following delivery of the concentrate to the customer. Final payment is due upon final settlement of price and quantity with the customer. The principal risks associated with recognition of sales on a provisional basis include metal price fluctuations and updated quantities between the date the sale is recorded and the date of final settlement.

(p)	Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

For the year ended December 31, 2020, the Company had 1,882,225 (December 31, 2019: 1,981,740) common share equivalents consisting of: common shares issuable upon the exercise of outstanding and exercisable stock options; restricted and performance share units; and deferred share units. These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

22

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(q)	Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in profit or loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

3.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents include cash on hand and bank deposits with original maturities of three months or less, as follows:

	December 31,	December 31,
	2020	2019
Cash and cash equivalents	$94,008	$72,360

4.	ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2020	2019
Receivable from Minera Juanicipio (see Note 14)	$658	$-
Value added tax ("IVA" and "GST")	122	82
Other receivables	117	1
	$897	$83

23

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

5.	INVESTMENTS

The Company holds investments as follows for the years ended December 31, 2020 and 2019:

	December 31,	December 31,
	2020	2019
Equity securities, beginning of year	$1,408	$1,742
Disposition of equity securities at fair value	(3,950)	-
Unrealized gain (loss) for the year	14,493	(334)
Equity securities, end of year	$11,951	$1,408

During the year ended December 31, 2020, the Company disposed of certain equity securities held as investments. The proceeds on disposition were $3,950 of which $45 settled subsequent to the year end. In addition, the Company recognized a gain on disposal of $1,137 (net of $177 tax) which was transferred from other comprehensive income (loss) to deficit. During the year ended December 31, 2020, the Company recorded an unrealized gain of $14,493 (December 31, 2019: $334 unrealized loss) on its investment in equity securities designated as FVTOCI instruments. A deferred tax liability related to this unrealized gain in 2020 in the amount of $1,713 was also recorded.

6.	INVESTMENTS IN JUANICIPIO

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.3% of the common shares of the Company as at December 31, 2020, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is governed by a shareholders’ agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders’ agreement.

The Company has recorded its investment in Minera Juanicipio (“Investment in Juanicipio”) using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

24

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The Company’s investment relating to its interest in Minera Juanicipio is detailed as follows for the year:

	Year Ended December 31,
	2020	2019
Joint venture oversight expenditures incurred 100% by MAG	$568	$345
Interest earned on advance to Minera Juanicipio (1)	(567)	-
Cash contributions to Minera Juanicipio (1)	63,712	53,200
Total for the year	63,713	53,545
Equity pick up of current income for the year (2)	2,214	1,884
Balance, beginning of year	136,643	81,214
Balance, end of year	$202,570	$136,643

(1) During the year, Fresnillo and the Company advanced $144,800 as shareholder loans (MAG’s 44% share $63,712) to Minera Juanicipio, bearing interest at Libor + 2%. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral Interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $567 has therefore been credited to the Investment in Juanicipio account as an eliminating related party entry (see Note 14).

(2) Represents the Company’s 44% share of Minera Juanicipio’s net income for the year, as determined by the Company.

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

Minera Juanicipio Financial information, December 31, 2020

	Year Ended December 31,
	2020	2019

Cash and cash equivalents	$51,503	$29,601
Value added tax and other receivables	26,055	19,163
Accounts receivable - metal sales	5,203	-
Inventory	427	-
Prepaids	-	101
Total current assets	83,188	48,865
Right-of-use asset	18	8
Mineral interests, plant and equipment	381,780	261,023
Total assets	$464,986	$309,896

Payables to Peñoles and other vendors	$5,011	$5,600
Total current liabilities	5,011	5,600
Lease liability	13	9
Provision for reclamation and remediation costs	1,450	725
Deferred income tax liability	8,406	3,288
Total liabilities	14,880	9,622
Shareholders equity including shareholder advances	450,106	300,274
Total liabilities and equity	$464,986	$309,896

25

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

	Year ended December 31,
	2020	2019

Sales	$15,335	$-
Cost of sales	(3,873)	-
Gross profit	11,462	-
Operating expenses	(315)	-
	11,147	-
Interest and foreign exchange	(623)	946
Income tax (expense) benefit	(5,492)	3,337

Income for the year	$5,032	$4,283

MAG's 44% equity pick up	$2,214	$1,884

The Juanicipio Project has not reached commercial production as of December 31, 2020 as the mine and processing facility are still in development. However, some mineralized material from development was processed through Fresnillo’s mill and refined and sold during year 2020. The Joint Venture produced and sold 616 thousand silver ounces, 1,029 gold ounces, 163 tonnes of lead and 224 tonnes of zinc during the year. Pre-commercial production sales on a 100% basis totaled $15,335 net of related costs of $3,873 resulted in a gross profit of $11,462.

Mineral interest, plant and equipment capitalized directly by Minera Juanicipio for the year ended December 31, 2020 amounted to $120,757 (December 31, 2019: $99,048).

7.	EXPLORATION AND EVALUATION ASSETS

(a) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. To December 31, 2020, the Company has incurred $8,010 in exploration expenditures on the property and there are no further exploration funding requirements under the agreement. However, to earn a 100% interest in the property package, the Company must make remaining cash or share payments of $100 and $150 on the fourth and fifth annual anniversaries of the agreement, at which time the vendors would retain a 2% net smelter returns royalty (“NSR”). In May 2020, the Company elected to settle the third option payment of $100 in shares, and issued 8,241 shares to the vendors in settlement of the payment.

(b) In late 2018, the Company entered into an option agreement with another private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement and another $150 in October 2020. To earn 100% interest in the property, the Company must make combined remaining cash payments of $1,700 over the next 8 years, and fund a cumulative of $30,000 of eligible exploration expenditures ($4,459 incurred to December 31, 2020) by 2028. As at December 31, 2020, the Company also bonded and recorded a $409 reclamation liability for the project (see Note 2(l)). Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors would retain a 2% NSR.

26

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

To December 31, 2020, the Company has incurred the following exploration and evaluation expenditures on these earn-in projects:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Exploration and evaluation assets:
Acquisition costs
Option payments	$250	$75
Reclamation obligation	149	260
Total acquisition costs	399	335
Geochemical	78	142
Camp and site costs	411	354
Drilling	198	-
Geological consulting	2,216	1,784
Geophysical	430	100
Land taxes and government fees	787	411
Legal, community and other consultation costs	393	260
Travel	294	232
Total for the year	5,206	3,618
Balance, beginning of year	7,266	3,648
Balance, end of year	$12,472	$7,266

Included in exploration and evaluation assets at December 31, 2020, were liabilities for trade and other payables of $128 (December 31, 2019: $89) and a reclamation obligation accrued in the year of $149 (December 31, 2019: $260), both non-cash investing activities.

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

8.	PROPERTY AND EQUIPMENT AND LEASES

As at December 31, 2020, the Company had the following property and equipment:

27

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Leases below)	Total
Balance, January 1, 2019	$470	$-	$-	$470
Additions	13	341	550	904
Balance, December 31, 2019	483	341	550	1,374
Additions	4	70	-	74
Balance, December 31, 2020	$487	$411	$550	$1,448

Accumulated depreciation	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
Balance, January 1, 2019	$435	$-	$-	$435
Amortization	14	52	92	158
Balance, December 31, 2019	449	52	92	593
Amortization	11	59	110	180
Balance, December 31, 2020	$460	$111	$202	$773

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
At December 31, 2019	$34	$289	$458	$781
At December 31, 2020	$27	$300	$348	$675

Lease obligation

Minimum lease payments in respect of lease obligation and the effect of discounting are as follows:

December 31,
2020
Undiscounted minimum lease payments
Less than one year	$153
Two to three years	306
Four to five years	160
Thereafter	-
619
Effect of discounting	(143)
Present value of minimum lease payments - total lease obligation	476
Less: current portion	(93)
Long-term lease obligation	$383

28

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

For the year ended December 31, 2020, the Company recognized $64 of interest expense on the lease obligation included in ‘General Office Expense’ (December 31, 2019: $67).

9.	SHARE CAPITAL

(a)	Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at December 31, 2020, there were 94,813,122 shares outstanding (December 31, 2019: 86,545,847).

On April 30, 2020, the Company closed a non-brokered private placement offering and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60 million ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.

On September 8, 2020, the Company completed a $50,000 at-the-market equity program (“the ATM Program”) previously established on June 29, 2020. The Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share for gross and net proceeds of $50,000 and $48,625 respectively. Under the ATM Program, the Company was permitted to issue up to an aggregate of $50 million worth of common shares from treasury at prevailing market prices to the public through the NYSE American or any other marketplace on which the common shares are listed, quoted or otherwise traded in the United States. The volume and timing of distributions under the ATM Program was determined at the Company’s sole discretion, subject to applicable regulatory limitations.

The aggregate gross and net proceeds from the combined private placement and ATM Program offerings amounted to $93,134 and $89,164 respectively.

During the year ended December 31, 2020, 418,294 stock options were exercised for cash proceeds of $3,337. An additional 365,483 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 139,273 shares were issued in settlement of the stock options, and the remaining 226,210 options were cancelled.

During the year ended December 31, 2019, 442,052 stock options were exercised for cash proceeds of $2,819. An additional 812,323 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 428,934 shares were issued in settlement of the stock options, and the remaining 383,389 options were cancelled.

During the year ended December 31, 2020, 3,334 restricted share units, 17,048 performance share and 60,000 deferred share units were converted into shares.

During the year ended December 31, 2019, 43,343 restricted share units, 31,876 performance share units and 60,166 deferred share units were converted into shares.

During the year ended December 31, 2020, 8,241 shares were issued in lieu of a $100 mineral property option payment (Note 7(a)).

29

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(b)	Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 18, 2020, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at December 31, 2020, there were 1,018,067 stock options outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity for the year:

		Weighted		Weighted
	Year ended	average	Year ended	average
	December 31,	exercise price	December 31,	exercise price
	2020	(C$/option)	2019	(C$/option)

Outstanding, beginning of year	1,229,341	$12.99	2,134,294	$9.59
Granted	572,503	17.64	392,967	13.41
Forfeited	-	-	(43,545)	15.09
Exercised for cash	(418,294)	10.73	(442,052)	8.55
Exercised cashless	(365,483)	14.29	(812,323)	6.57

Outstanding, end of year	1,018,067	$16.07	1,229,341	$12.99

During the year ended December 31, 2020, 572,503 stock options were granted (December 31, 2019: 392,967) with a weighted average grant date fair value of $2,546 or $4.45 per option (December 31, 2019: $1,231 or $3.13). The stock options have a five-year term to expiry, and vest 1/3 in each of 12, 24, and 36 months from the date of grant.

The Company estimated the fair value of the option using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,	December 31,
	2020	2019
Risk-free interest rate	0.91%	1.64%
Expected volatility	46%	44%
Expected dividend yield	nil	nil
Expected life (years)	3	3

30

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The expected volatility assumption was calculated with reference to the Company’s historical share price volatility up to the grant date to reflect a term approximate to the expected life of the option.

During the year ended December 31, 2020, 783,777 stock options were exercised (December 31, 2019: 1,254,375) with a weighted average market share price at the date of exercise of C$21.79 (December 31, 2019: C$13.82).

The following table summarizes the Company’s stock options outstanding and exercisable as at December 31, 2020:

Exercise price			Number	Number	Weighted average remaining
($C/option)			outstanding	exercisable	contractual life (years)
	12.75		12,500	-	3.85
	13.46		279,965	147,495	3.28
	13.91		97,544	97,544	1.93
	14.98		341,448	-	4.16
	17.55		55,555	55,555	0.93
	21.57		231,055	-	4.94
C$12.75	-	C$21.57	1,018,067	300,594	3.70

During the year ended December 31, 2020, the Company recorded share based payment expense of $1,069 (December 31, 2019: $1,044) relating to stock options vested to employees and consultants in the period of which $15 (December 31, 2019: nil) was capitalized to exploration and evaluation assets.

(c)	Restricted and performance share units

On June 18, 2020, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria.

During the year ended December 31, 2020, 39,063 RSUs were granted (December 31, 2019: 10,000) under the Company’s Share Unit Plan, with 30,981 vesting in 12 months from the grant date, and 8,082 vesting in 13 months from the date of grant, all with a five-year term to expiry. The RSUs had a grant date fair value of $11.26 per RSU (December 31, 2019: $10.10) as determined using the fair market value of the common shares on the date of grant. In the year ended December 31, 2020, 3,334 RSUs (December 31, 2019: 43,343) were converted and settled in common shares.

31

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2020, 146,755 PSUs were granted (December 31, 2019: 91,406) under the Company’s Share Unit Plan with a five-year term to expiry. Of the grant, 97,837 PSUs are performance-based awards and vest upon the achievement of specified targets over a three-year performance period. PSUs for which the performance targets are not achieved during the performance period, shall automatically be forfeited and canceled. The remainder of the grant, 48,918 PSUs with a five-year term to expiry, are subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU vesting range from 50% (24,459) to 150% (73,377) PSUs. The PSUs had a weighted average grant date fair value of $13.65 per PSU as determined using the fair market value of the common shares on the date of grant.

The three-year performance period for the 2017 PSU grant ended on December 5, 2020 and resulted in a PSU vesting of 18.34% of the initial grant or 15,475 PSUs. Consequently, 68,916 PSUs did not vest and were cancelled.

During the year ended December 31, 2020, 17,048 PSUs were converted and settled in common shares (December 31, 2019: 31,876).

As at December 31, 2020, there were 45,729 RSUs and 249,276 PSUs issued and outstanding under the Share Unit Plan, of which 14,857 PSUs had vested and are convertible into common shares of the Company. Included in the PSUs at December 31, 2020, are 87,664 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% or nil PSUs to 200% or 175,328 PSUs and 48,918 PSUs with vesting conditions also subject to a market share price performance factor measured over a three-year period, resulting in a PSU payout range from 50% (24,459 PSUs) to 150% (73,377 PSUs).

The Company recognized a share-based payment expense of $1,201 (December 31, 2019: $731) relating to RSUs and PSUs vesting in the period.

(d)	Deferred share units

On June 18, 2020, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the year ended December 31, 2020, 64,757 DSUs were granted under the plan (December 31, 2019: 141,386). In addition, 10,482 DSUs (December 31, 2019: 19,955) were granted to directors who elected to receive all or a portion of their annual retainer and meeting fees in the form of DSUs rather than cash. A DSU share-based payment expense of $867 was recognized in the year ended December 31, 2020 (December 31, 2019: $797). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. During the year ended December 31, 2020, 60,000 DSUs (December 31, 2019: 60,166) were converted and settled in common shares. As at December 31, 2020, there are 569,153 DSUs issued and outstanding under the DSU Plan, all of which have vested.

32

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

As at December 31, 2020, there are 1,882,225 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 1.99% of the issued and outstanding common shares on a non-diluted basis, and there are 3,806,562 share-based awards available for grant under these combined share compensation arrangements.

10.	Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive (loss) income and deficit), net of cash and cash equivalents.

Capital as defined above is summarized in the following table:

	December 31,	December 31,
	2020	2019
Equity	$316,668	$215,247
Cash and cash equivalents (Note 3)	(94,008)	(72,360)
	$222,660	$142,887

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company currently does not pay out dividends.

As at December 31, 2020, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company has working capital of $94,513 as at December 31, 2020. The Company may require additional capital in the future to meet its future project and other related expenditures (see Notes 6, 7, and 15). Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

11.	Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

33

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associate, Minera Juanicipio (see Note 6). Minera Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, lead and zinc. Minera Juanicipio will produce and sell these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate both operating and free cash flow. Minera Juanicipio does not hedge silver and gold prices, and did not enter into any metal hedge positions during the year ended December 31, 2020 and does not have any such positions outstanding at December 31, 2020.

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)       Trade credit risk

Minera Juanicipio, in which the Company has a 44% interest, is transitioning into commercial production and now has pre-production sales (see Note 2). Minera Juanicipio sells and receives payment under an offtake agreement upon delivery of its concentrates to Met-Mex Peñoles, S.A. De C.V. (“Met-Mex”), a related party to Fresnillo. Met-Mex has a good history and credit rating, and the Company believes it is not exposed to significant trade credit risk.

(ii)      Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)     Mexican value added tax

As at December 31, 2020, the Company had a receivable of $53 from the Mexican government for value added tax (Note 4). Management expects the balance to be fully recoverable within the year.

The Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, accounts receivable, its loan to Minera Juanicipio, and indirectly its 44% interest in cash and cash equivalents and accounts receivable held in its Investment in Juanicipio joint venture, as follows:

34

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

	December 31,	December 31,
	2020	2019
Cash and cash equivalents (Note 3)	$94,008	$72,360
Cash and cash equivalents, Minera Juanicipio (44%) (1)	22,661	13,024
Accounts receivable (Note 4)	897	83
Value added tax and other receivables, Minera Juanicipio (44%)(1)	13,753	8,432
Loan to Minera Juanicipio (Notes 6 and 14)(1)	63,712	-
	$195,031	$93,899

(1) The expected credit losses take into account future information of the credit worthiness of Minera Juanicipio and are not considered significant.

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation/deflation risk in Mexico.

Exposure to currency risk

As at December 31, 2020, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

(in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$21	$4,277
Accounts receivable	53	186
Receivable from Minera Juanicipio	658	-
Prepaid	19	-
Investments	-	11,951
Accounts payable	(61)	(379)
Lease obligations	-	(476)
Net assets exposure	$690	$15,559

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

35

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepayments and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at December 31, 2020 is 13.9 million pesos (December 31, 2019: 2.8 million pesos). A 10% appreciation in the peso against the US$ would result in a gain before tax at December 31, 2020 of $69 (December 31, 2019: $15), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associate, Minera Juanicipio (see Note 6). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Minera Juanicipio. Minera Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Notes 6 and 16) in Minera Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Minera Juanicipio’s net peso denominated monetary assets at December 31, 2020 is 3.2 million pesos (December 31, 2019: 257.3 million pesos). A 10% appreciation in the peso against the US$ would result in a gain before tax at December 31, 2020 of $94 (December 31, 2019: $1,241) in Minera Juanicipio, of which the Company would record 44% or $41 equity income pick-up (December 31, 2019: $546), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

In the year ended December 31, 2020, the Mexican Pesos devalued against the US$ from 18.87 Pesos/US$ on December 31, 2019 to 19.94 on December 31, 2020, resulting in an exchange loss in Minera Juanicipio of $606 (the Company’s 44% share $267).

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at December 31, 2020 is C$19.810 million (December 31, 2019: C$706 thousand). A 10% appreciation in the C$ against the US$ would result in gain at December 31, 2020 of $1,556 (December 31, 2019: $54) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

36

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(e)	Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash and cash equivalents, accounts receivable, investments, trade and other payables and lease obligation. The carrying values of cash and cash equivalents, accounts receivable, trade and other payables and lease liability reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	As at December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$94,008	$-	$-	$94,008
Investments (Note 5)(1)	11,951	-	-	11,951
	$105,959	$-	$-	$105,959

37

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

	As at December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$72,360	$-	$-	$72,360
Investments (Note 5)(1)	1,408	-	-	1,408
	$73,768	$-	$-	$73,768

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy. The fair values of equity securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2020 or during the year ended December 31, 2019.

13.	SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in North America. The Company’s principal asset, its 44% ownership in the Minera Juanicipio Joint Venture, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

14.	SRELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

38

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

During the year, the Company incurred charges with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2020	2019

Fees related to Dr. Megaw:
Exploration and marketing services	$505	$420
Travel and expenses	12	72
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	54	59
Field exploration services	160	298
	$731	$849

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2020 is $78 related to these services (December 31, 2019: $102).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

	Country of	Principal	MAG's effective interest
Name	Incorporation	Project	2020 (%)	2019(%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.3% of the common shares of the Company as at December 31, 2020, as publicly reported. Minera Juanicipio is governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

39

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

During the year, Fresnillo and the Company advanced $144,800 as shareholder loans (MAG’s 44% share $63,712) to Minera Juanicipio, bearing interest at Libor + 2%. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral Interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $567 has therefore been credited to the Investment in Juanicipio account as an eliminating related party entry. The loans mature on June 24, 2021 (see Note 6).

During the year, compensation of key management personnel (including directors) was as follows:

	December 31,	December 31,
	2020	2019
Salaries and other short term employee benefits	$1,726	$1,694
Share based payments (Note 9(b), (c ), and (d))	1,853	1,429
	$3,579	$3,123

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

15.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at December 31, 2020 for committed exploration work and committed other obligations.

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2021	2022-2023	2024-2025	2026 & over

Committed exploration expenditures	$-	$-	$-	$-	$-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Other commitments	79	79	-	-	-
Total Obligations and Commitments	$79	$79	$-	$-	$-

(1)	Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

(2)	According to the operator, Fresnillo, contractual commitments for processing equipment and development contractors are $192,173 with respect to the Juanicipio Project on a 100% basis as at December 31, 2020.

40

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Note 7 Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

16.	INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	December 31,	December 31,
	2020	2019
Deferred tax (expense) benefit	$(1,026)	$131
Total income tax (expense) benefit	$(1,026)	$131

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	December 31,	December 31,
	2020	2019
Loss for the year before income taxes	$(6,071)	$(4,557)
Statutory tax rate	27%	27%

Recovery of income taxes computed at statutory rates	1,639	1,230
Share based payments	(843)	(694)
Mexican inflationary adjustments	(699)	(600)
Differing effective tax rate on loss in foreign jurisdiction	(34)	4
Unrecognized deferred tax assets	1,120	(2,680)
Impact of foreign exchange and other	(2,209)	2,871
Total income tax (expense) benefit	$(1,026)	$131

41

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred tax assets and liabilities as at December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019
Deferred income tax assets
Exploration and evaluation assets	$828	$1,004
Non-capital losses	2,070	301
	$2,898	$1,305

Deferred income tax liabilities
Exploration and evaluation assets	$(219)	$(95)
Investment in associate	(5,870)	(3,192)
Investments	(1,530)	-
	$(7,619)	$(3,287)
Net deferred income tax liability	$(4,721)	$(1,982)

The Company's movement of net deferred tax liabilities is described below:

	December 31,	December 31,
	2020	2019
At January 1	$(1,982)	$(2,113)
Deferred income tax (expense) benefit through income statement	(1,026)	131
Deferred income tax (expense) benefit through OCI	(1,713)	-
At December 31	$(4,721)	$(1,982)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31,		December 31,
	2020	expiry dates	2019

Non-capital losses	$93,602	2021-2040	$85,611
Exploration and evaluation assets	7,171	no expiry	13,040
Financing fees	3,453	2040 - 2044	934
Other	7,490	no expiry	3,352
Total	$111,716		$102,937

At December 31, 2020, the Company has non-capital loss carry forwards in Canada aggregating $49,947 (December 31, 2019: $39,572) which expire over the period between 2026 to 2040, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of $943 (December 31, 2019: nil) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

42

MAG SILVER CORP.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

At December 31, 2020, the Company has tax loss carry forwards in Mexico aggregating $49,837 (December 31, 2019: $46,779) which expire over the period 2021 to 2030, available to offset future taxable income in Mexico.

At December 31, 2020, the Company has $33 (December 31, 2019: $274) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated. There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds in the next year.

43

MAG Silver Corp. Management’s Discussion & Analysis For the years ended December 31, 2020 and 2019
Dated: March 31, 2021

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the years ended December 31, 2020 and 2019. It is prepared as of March 31, 2021 and should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, together with the notes thereto which are available on SEDAR and EDGAR or on the Company’s website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its subsidiaries and its investment in Juanicipio, is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America. The Company believes that MAG was a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for the 2019 and prior financial years. With the start of the underground production at Juanicipio and the Company’s attributable revenue under the PFIC determination rules, the Company no longer believes it is a PFIC as of the 2020 fiscal year. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; pandemic risks (and COVID-19); political risk; currency risk; capital cost inflation risk; construction delays; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. MAG Silver does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally. MAG Silver cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A references a technical report which presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and therefore may not be comparable to data presented by other silver producers. MAG Silver believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its annual information form (“AIF”) and recent financial reports is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. In addition, “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as Mineral Reserves and, accordingly, “Inferred Mineral Resources” must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed feasibility or pre-feasibility studies, or in the life of mine plans and cash flow models of developed mines. “Inferred Mineral Resources” can only be used in economic studies as provided under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically mineable.

Currently, there are no Mineral Reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered Mineral Reserves. Although Fresnillo plc (“Fresnillo”) has made statements that “Mineral Reserves” exist at Juanicipio Project, they are not “Mineral Reserves” within the meaning of NI 43-101, and as such, no reliance should exist that they will in fact become “Mineral Reserves” within with meaning of NI 43-101.

1.	DESCRIPTION OF BUSINESS

MAG is an advanced stage development and exploration company, that is focused on the acquisition, development and exploration of high-grade, high-margin, district-scale projects located in the Americas. MAG’s principal asset is a 44% interest in the Juanicipio project (the “Juanicipio Project”) located in Zacatecas state, Mexico, with Fresnillo plc (“Fresnillo”) owning the remaining 56% and the project Operator. A processing facility is being constructed at the Juanicipio Project that is expected to commence commissioning in late Q4-2021, and the project is currently processing development material from the underground mine at an average nominal rate of 16,000 tonnes per month at a nearby processing plant (see Underground Mine Production - Juanicipio Project below). MAG also has the right to earn a 100% interest in the Deer Trail Carbonate Replacement-Porphyry Project in central Utah, USA.

Juanicipio Project

MAG owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), an incorporated joint venture under the laws of Mexico, which owns the high-grade silver Juanicipio Project located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo is the project operator and holds the remaining 56% of Minera Juanicipio. As shareholders of Minera Juanicipio, Fresnillo and MAG jointly approved project mine development on April 11, 2019. Fresnillo, as operator, subsequently announced the expectation to commence underground production from the mine in 2020, with the processing facility or plant being commissioned during the fourth quarter 2021 and reaching 40 to 50% of nameplate capacity by the end of 2021 (and reaching 90 to 95% of its 4,000 tonnes per day (“tpd”) nameplate capacity in 2022).

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

As of August 2020, mineralized material from the underground development is being processed, refined and sold. This underground production from the mine is being processed in the nearby Fresnillo plant and it is expected to continue to be processed at a targeted average rate of 16,000 tonnes per month until the Minera Juanicipio plant is commissioned in the fourth quarter of 2021. The actual amount of material processed on a monthly basis may vary due to the variability of mineralization encountered in the development headings from month to month (see Underground Mine Production - Juanicipio Project below). The exploration, development and construction of the Juanicipio Project are all being carried out by the project operator, Fresnillo, with MAG participating in all board and technical committee meetings.

The geology of the Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The principal vein, the Valdecañas Vein, has dilatant zones (bulges) at its east and west extremes and several en echelon vein splays and cross-veins– the term “Valdecañas Vein” is used to refer to this combined vein system. The Juanicipio Project underground mine development to date consists of over 35 kilometres (“km”) of ramps, with numerous cross-cuts through the Valdecañas vein now complete and installation of long-term underground mine infrastructure well advanced. The first production stope was completed in the third quarter of 2020. Surface construction, focused on the installation of the 4,000 tpd processing facility (plant) and all associated support infrastructure, is well advanced. The layout and earthworks are largely complete with most footings and foundations having been poured. All the internationally sourced process equipment is located on the joint venture ground where the plant is being constructed. In addition, exploration continues on both the Valdecañas Vein system and on other prospective targets within the joint venture property.

On April 22, 2020, in response to the Mexican Government’s National COVID-19 order (see ‘COVID-19 – Juanicipio Project’ below), the Company announced a temporary suspension at Juanicipio through May 30, 2020 of exploration and surface construction work, while underground operations were temporarily reduced to a minimum working level under rigid hygienic protocols. In May 2020, the Mexican Government declared Construction and Mining as essential activities, and the restart of all activities began on June 1, 2020 in a phased manner. Subsequent to the year end, on January 27, 2021, the Company announced that according to the operator Fresnillo, commissioning of the Juanicipio processing plant was expected to commence in Q4-2021, a few months later than previously reported as some infrastructure contracts had been delayed due to COVID-19-related restrictions and preventative measures implemented at site.

Oversight of the project is provided from the Minera Juanicipio Technical Committee, which is represented by both MAG and Fresnillo. Construction of the processing plant is under the guidance of an Engineering, Procurement and Construction Management (“EPCM”) contract entered into with an affiliate of Fresnillo to oversee the mine construction and development. The Company’s share of project costs is funded primarily by quarterly cash calls through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

In 2017, MAG commissioned AMC Mining Consultants (Canada) Ltd. to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR on January 19, 2018.

The 2017 PEA incorporates major overall project upgrades over prior assessments, highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources discovered in the Deep Zone, as defined in the 2017 PEA. The independent estimates of the Mineral Resources of the Juanicipio Project in the 2017 PEA were compiled using exploration data available up to December 31, 2016 and do not include the results of drilling programs undertaken since then (2017-2020) designed to further expand and infill the Deep Zone (see Exploration – Juanicipio Project below). The volume of these new base metal-rich Deep Zone Mineral Resources identified in the 2017 PEA contributed to a significant expansion of project scope and enhancements to most aspects of the mine design. Truck haulage, shaft hoisting, and underground conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized material to the surface processing plant. As envisioned in the 2017 PEA, the proposed process plant has a planned production rate of 4,000 tpd, and will include a semi-autogenous grinding (“SAG”)/ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate. The plant and the expected tailings storage facility are being built on open and flat joint venture owned land just north of the conveyor ramp portal.

Based on the 2017 PEA, MAG views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different from the scope, design and results envisaged in the 2017 PEA (see ‘Risks and Uncertainties’ below).

Deer Trail Project

MAG executed an earn-in agreement (the “Agreement”) effective December 20th, 2018 to consolidate and acquire 100% of the historic Deer Trail Mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The counterparties to the Agreement (the “Parties”) contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the Project Operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the Parties retaining a 2% NSR at such time. In order to earn in 100%, MAG must make a total of $30 million in escalating annual expenditures ($4,459 expended to December 31, 2020) and $2 million in royalty payments ($300 paid to December 31, 2020), both over 10 years, which commenced December 2018. The combined optional annual commitments do not exceed $2.5 million/year until after 2025. All minimum obligatory commitments under the Agreement have been satisfied (see ‘Exploration and Evaluation Assets’ below).

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The combined property package came with decades of information generated through prior exploration programs focused on the historic Deer Trail mine itself, the inferred Porphyry centres and veins scattered throughout the property. This data includes: extensive surface and underground geological maps; geochemical sampling results; logs, core and chips from over 20,000 meters of historic drilling; a districtwide airborne magnetic survey; 15 line kilometers of Audio Magneto-Telluric (AMT) geophysics; 2.5 km of U.S. Mine Safety and Health Administration (MSHA) certified underground workings; and an active mining permit. Infrastructure and access to the property are excellent. Disturbances identified by MAG are being proactively remedied and reviewed by governmental regulators, leaving no significant environmental legacy issues.

Deer Trail is a silver-rich Carbonate Replacement Deposit (“CRD”) project potentially related to a Molybdenum-Copper Porphyry system or systems immediately to the west.. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technology to the search for an entire suite of mineralization styles expected to occur on the property (see ‘Deer Trail Project’ below).

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

2.	HIGHLIGHTS - DECEMBER 31, 2020 & SUBSEQUENT TO THE YEAR END

OPERATIONAL

✓	Processing of mineralized material from development headings through the nearby Fresnillo plant was a new initiative at Juanicipio implemented in August 2020.

✓	During the period from August through December 2020, on a 100% basis:

•	71,859 tonnes of mineralized material with a head grade of 328 grams per tonne (“g/t”) were processed through the Fresnillo plant, with 616,341 payable silver ounces, 1,029 payable gold ounces, 163 tonnes of lead and 224 tonnes of zinc produced and sold.

✓	Significantly faster ramp-up expected than previously guided due to the de-risking of Juanicipio’s metallurgical performance by virtue of batch processing the mineralized material through the Fresnillo plant.

✓	Pre-commercial production sales of $15,335 (net of treatment and processing costs) on a 100% basis less $3,873 in mining and transportation costs, netting $11,462 that was recorded as gross profit by the Juanicipio Joint Venture for the period August through December 2020.

✓	Construction of the 4,000 tonne per day (“tpd”) Juanicipio plant continues to advance, with the plant foundations completed, and with fabrication for the plant in process. SAG and ball mills, flotation cells, all associated vessels, thickeners and ancillary process equipment are now secured on site. The lead and zinc flotation cell lines have been installed and are now being connected to the hydraulic circuit.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

✓	Underground development at Juanicipio now exceeds 35 km (22 miles) with preparation of the first production stope concluded during the third quarter of 2020.

✓	Juanicipio capex is estimated at $440,000 (100% basis) as of January 1, 2018, less approximately $228,000 in development expenditures incurred from then to December 31, 2020 leaving approximately $212,000 of remaining initial capital on a 100% basis (MAG’s 44% estimated at $93,280) as at December 31, 2020. The cash required will be reduced by:
•	Existing cash held in Minera Juanicipio as at December 31, 2020 ($51,503 on a 100% basis); and,
•	Expected cashflow generated from mineralized material being processed through the Fresnillo plant up until the Juanicipio plant commences commissioning in Q4-2021.

✓	As reported by the operator Fresnillo, the Juanicipio plant is now expected to commence commissioning in Q4-2021, reaching 40 to 50% of its 4,000 tpd nameplate capacity by the end of 2021 and reaching 90 to 95% of its nameplate capacity in 2022.

✓	A further 24,680 tonnes with a silver head grade of 498 g/t (52% higher head grade than material processed in 2020) were processed in January and February 2021.

✓	Mineralized material from development will continue to be batch processed on commercial terms at a targeted rate of 16,000 tonnes per month at the nearby Fresnillo plant until the Juanicipio plant is commissioned.

EXPLORATION

✓	Assays from a 33,864 metre, 28-hole 2019 exploration program were released March 3, 2020 (see Press Release of same date), with the following highlights:
•	Confirmed and expanded the continuous wide, high-grade mineralization in the Valdecañas Deep Zone;
•	Confirmed and expanded the wide, high-grade zones in the Anticipada Vein;
•	Confirmed and expanded the Venadas vein to the south with strong silver and gold grades; and
•	Discovered the new northeast-trending Valentina and Venadas II veins through drilling and development.

✓	After temporary COVID-19 restrictions established by the Mexican Government were lifted late in the second quarter, drilling resumed in the third quarter and the full Juanicipio 2020 exploration program was completed as planned in 2020 (all assays pending).

✓	Deer Trail Project in Utah was announced in September 2020, a silver-rich CRD target with potential for a related Copper-Molybdenum Porphyry. Phase I drilling commenced in November, 2020 and continues in process (assays and interpretations pending).

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

COVID-19

✓	Mexican Government’s national COVID-19 Order announced in April 2020 resulted in a temporary suspension through May 30, 2020 of surface exploration and construction work at the Juanicipio Project and reduced underground operations.

✓	Phased Juanicipio Project restart commenced June 1, 2020.

✓	Subsequent to the year end, Fresnillo reported that commissioning of the Juanicipio processing plant is now expected to commence in Q4-2021, a few months later than previously reported as some infrastructure contracts were delayed due to COVID-19 and COVID-19-related preventive measures implemented at site.

✓	Juanicipio operator, Fresnillo, has implemented a range of safety measures and monitoring procedures, consistent with the World Health Organization and Mexican Government COVID-19 directives.

LIQUIDITY AND CAPITAL RESOURCES

✓	On April 30, 2020, the Company closed a non-brokered private placement and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60,000,002 ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.

✓	On June 29, 2020, the Company established an at-the-market equity program (the “ATM Program”) and in the quarter ended September 30, 2020 the Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share, for gross and net proceeds of $50,000 and $48,625 respectively.

✓	As at December 31, 2020, MAG held cash and cash equivalents of $94,008 while Minera Juanicipio had cash on hand on a 100% basis of $51,503.

CORPORATE

✓	Company continues to refresh its board, with the appointment of three new directors since the beginning of 2020:

•	Appointed Selma Lussenburg on February 1, 2020. Ms. Lussenburg is a business executive, former general counsel, corporate secretary and current board director with over 35 years of business experience. She has held various senior level positions encompassing a broad range of legal, governance, compliance, pension, safety & security and operational responsibilities.

•	Appointed Susan Mathieu on January 14, 2021. Ms. Mathieu has more than twenty-five years of international mining experience encompassing due diligence, exploration, project development, permitting, construction and operational positions. Her mining experience covers the full spectrum from mine-site to corporate leadership roles in governance, environment, sustainability, community, health and safety, compliance and risk management programs and strategies.

•	Appointed Tim Baker on March 31, 2021. Mr. Baker has substantial experience in operating international mines and projects. He was Executive Vice President and Chief Operating Officer of Kinross Gold Corporation prior to retiring in 2010. Prior to joining Kinross, he was with Placer Dome, where he held several key roles including Executive General Manager of Placer Dome Chile, Executive General Manager of Placer Dome Tanzania and Senior Vice President of the copper producing Compañia Minera Zaldivar.

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

3.	JUANICIPIO PROJECT

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for the year ended December 31, 2020 amounted to approximately $120,757 (December 31, 2019: $99,048). Of the total expenditures in the year ended December 31, 2020, $115,937 (December 31, 2019: $93,686) are development expenditures and the remaining $4,820 (December 31, 2019: $5,362) are exploration expenditures. Gross profit (sales less cost of sales) from underground mine production from August through December 2020 totaled $11,462 on a 100% basis (see “Underground Mine Production – Juanicipio Project” below).

UNDERGROUND MINE PRODUCTION – Juanicipio Project

In the first quarter of 2020, it was announced that the Juanicipio mine would commence underground production ahead of schedule realizing commercial and operational de-risking opportunities for the joint venture. It is expected that mineralized material from development will be batch processed on commercial terms at a targeted rate of 16,000 tonnes per month at the nearby Fresnillo plant twelve kilometres away and continue until the Juanicipio plant commences commissioning (see Processing Plant Construction and Commissioning below). The actual amount of material processed on a monthly basis may vary due to the variability of mineralization encountered in the development headings from month to month.

The first processing of development material commenced in early August 2020. In total, 71,859 tonnes of mineralized material that had been previously stockpiled plus mineralized material from current underground development, were processed from August through December 2020. The average silver head grade from this development material was 328 g/t. Total underground mine production and sales, on a 100% basis, was 616,341 payable silver ounces, 1,029 payable gold ounces, 163 tonnes of lead and 224 tonnes of zinc. Sales, net of processing and treatment costs totaled $15,335, and further costs incurred (including an applied mining cost and transportation costs) totaled $3,873 for a gross profit of $11,462 (see Table 1 below). The sales and treatment charges for tonnes processed in December were recorded on a provisional basis, and will be adjusted based on final assay and pricing adjustments in accordance with the offtake contracts. Details of net sales are summarized in Table 1 below.

Table 1: August – December, 2020 Development Material Processed at Fresnillo’s Processing Plant (100% basis)

	Quantity	Average Per unit	Amount
Silver (oz)(per oz)	616,341 ounces	$25.00	$15,403
Gold (oz)(per oz)	1,029 ounces	$1,887.00	$1,941
Lead (tonnes)(per lb)	163 tonnes	$0.84	$ 301
Zinc (tonnes)(per lb)	224 tonnes	$1.17	$ 575
Treatment and refining charges (“TCRC”) and other processing costs			$(2,885)
Net Sales Revenue to be received			$15,335
Mining costs and transportation			$(3,873)
Gross Profit			$11,462

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

By bringing forward the start-up of the mine and processing mineralized material at the Fresnillo plant, in advance of commissioning the Juanicipio plant, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

•	generating cash-flow from production to offset some of the cash requirements of the initial project capital;
•	de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
•	increased certainty around the geological block model prior to start-up of the processing plant; and,
•	allowing a quicker and more certain ramp-up to the nameplate 4,000 tonnes per day plant design.

PROCESSING PLANT CONSTRUCTION AND COMMISSIONING – Juanicipio Project

Construction plans for the 4,000 tpd processing plant commenced immediately after the formal project approval in April 2019. Basic engineering was completed during 2019 and, detailed engineering is now substantially complete. Development and construction of surface infrastructure facilities (power lines, access roads, auxiliary buildings, etc.) had already begun prior to the formal project approval and continued into 2020. The majority of all major equipment for the plant, including both SAG and ball mills, flotation cells, process tanks, filters, and thickener mechanisms have been secured on site since February 2020.

In the second quarter of 2020, surface construction progress at Juanicipio was temporarily limited due to COVID-19 restrictions as noted below (see COVID-19 – Juanicipio Project). However, construction ramped up again starting June 1, 2020. Once work resumed in June, earthmoving and foundation pouring continued for the construction of the processing plant. A large portion of the concrete works, structural steel sections and process pipe spools are being fabricated off-site in controlled workshop conditions. These are now being shipped to site and placed directly into position. The lead and zinc flotation cell lines have been installed with plant fabrication proceeding.

Subsequent to the year end, Fresnillo reported that commissioning of the Juanicipio processing plant is now expected to commence in Q4-2021, a few months later than previously reported as some infrastructure contracts were delayed due to COVID-19 related restrictions and preventive measures implemented at site. The Juanicipio plant is now expected to reach 40 to 50% of nameplate capacity by the end of 2021 and 90-95% in 2022. In the 2017 PEA, ramp-up to full production was originally envisioned over 3 years after commissioning of the processing plant.

A regularly updated photo gallery of current construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

UNDERGROUND DEVELOPMENT – Juanicipio Project

Access to the mine is via twin underground declines that reach the top of mineralization in the Valdecañas Vein. From the top of the mineralization, the upper footwall haulage/access drift has been driven the length of the vein from which three internal spiral production ramps are being extended to depth in the footwall of the mineralized envelope (vein). The three spiral ramps are situated behind the mineralized envelope to provide access to stopes within the vein and allow a planned mining rate of 4,000 tpd. The first cross-cuts through the vein have been made from a number of points along the footwall ramps, exposing well-mineralized vein. Initial development indicates that the grade and width of the mineralization is in line with previous drillcore-based estimates, and mineralized material from development was processed for the first time commencing in August 2020 as discussed above (see Underground Mine Production above).

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Mineralized material from throughout the vein will be conveyed to the underground crushing station (already excavated) and crushed underground. The crushed material will be trucked to the flotation plant, until the conveyor is completed in 2022. When the conveyor is completed, the crushed mineralized material will be conveyed directly from the underground crushing station to the process plant area via a third ramp to the surface - the underground conveyor ramp. The conveyor ramp is approaching 67% completion and is being driven both from the surface and from the underground crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system. As well, the long-term mine ventilation system is nearing completion, with both main ventilation shafts completed and presently being linked up to the main ventilation level of the underground infrastructure.

Total underground development to date is now over 35 km (22 miles), including 2.4 km (1.5 miles) completed in the quarter ended December 31, 2020. Underground development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein system;
•	making additional cross-cuts through the vein and establishing the initial mining stopes (preparation of the first production stope was concluded in the quarter ended September 30, 2020);
•	finalizing construction of the underground crushing system, underground warehouse, fuel storage and pumping station;
•	advancing the underground conveyor ramp to and from the planned surface processing facility from both faces; and,
•	integrating additional ventilation and other associated underground infrastructure.

PROJECT CAPITAL (“CAPEX”) – Juanicipio Project

In the first quarter of 2020, Fresnillo and MAG jointly announced an update to the initial capex required for the project (see Press Release dated February 24, 2020). The capex or pre-operative project capital cost on a 100% basis of $395,000 as estimated from January 1, 2018 (see Press Release dated April 11, 2019) was revised to $440,000 from January 1, 2018, to reflect additional expenditures incurred by Minera Juanicipio on the underground development and bringing forward the full construction costs for the life-of-mine ventilation shafts, as well as some sustaining capital to facilitate the early underground mine start.

The initial capital already expended from January 1, 2018 to December 31, 2020 is approximately $228,000 leaving an estimated $212,000 of remaining initial capital (MAG’s 44% estimated remaining share is $93,280 as at December 31, 2020). This remaining funding requirement will be reduced by both: existing cash held in Minera Juanicipio as at December 31, 2020 ($51,503 on a 100% basis); and, expected cash flows generated from mineralized material processed at an average nominal rate of 16,000 tonnes per month through the Fresnillo processing plant until the Juanicipio plant is commissioned (see Underground Mine Production above and Liquidity and Capital Resources below).

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

EXPLORATION – Juanicipio Project

The Valdecañas Vein System is a multi-stage, high-grade vein swarm comprising the Valdecañas vein, characterized by large dilatant zones (bulges) in its east and western reaches, the hangingwall Anticipada Vein, the Pre-Anticipada Vein, several en echelon splays and a series of subparallel northeast-trending cross veins that comprise the Venadas-Valentina Vein family. The 2019 discovery of these northeast-trending veins close to the planned production areas, coupled with the expanding high-grade Anticipada and Pre-Anticipada veins, should add significantly to the growing mineral endowment of the project and, importantly, provide considerable mining flexibility throughout an extended mine life. Deep mineralization on the Valdecañas Veins remains open laterally for several hundred metres to the claim boundaries on both ends; to the east claim boundary for Anticipada; and Pre-Anticipada and to depth across all veins.

2019 28-hole (33,864 metre) diamond drill program – assays released March 3, 2020

The 2019 drill program expanded and upgraded the wide, high-grade Deep Zone and confirmed additional northeast-trending veins. Drill highlights (see Table 2 below):

•	Confirm and expand continuous wide, high-grade mineralization in the Valdecañas Deep Zone;
•	Confirm and expand the wide, high-grade zones in the Anticipada Vein;
•	Confirm and expand the Venadas Vein to the south with strong silver and gold grades; and,
•	Discover the northeast-trending Valentina and Venadas II veins through drilling and development.

Exceptional intercepts included:

Table 2 – Highlights 2019 Drill Program Assays Released March 3, 2020

HOLE- ID	From (m) [2]	To (m)	TW [1] (m)	Silver (g/t) [2]	Gold (g/t)	Lead (%)	Zinc (%)	Copper (%)	VEIN
D5-12	989.45	997.00	5.7	3884	8.4	6.5	9.7	0.3	Valdecañas
D1-10	1038.85	1072.80	21.1	129	1.7	3.5	7.8	0.2	Valdecañas
D6-6	984.30	1017.55	21.2	147	1.2	3.9	8.8	0.3	Anticipada
D5-9	772.20	774.05	1.0	187	10.6	1.3	4.4	-	Pre-Anticipada
93P	772.45	775.80	2.5	918	1.8	-	-	-	Venadas
P32	569.20	572.10	1.2	279	0.7	-	-	-	Venadas II
M39	560.95	564.95	0.7	1216	3.6	-	-	-	Valentina

1 True widths (“TW”) were measured off cross sections

2 Abbreviations used: metres (“m”) and grams per tonne (“g/t”)

The discovery of more northeast-trending veins close to the planned production areas, coupled with the expanding high-grade Anticipada and Pre-Anticipada veins, should add significantly to the growing mineral endowment of the project and, importantly, provide considerable mining flexibility throughout an extended mine life.

A complete set of tables by vein of the 2019 drilling results are available at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf along with a new 3D video displaying the entire Valdecañas Vein system, available at https://magsilver.com/site/assets/files/5810/SSMovieHQ2_3-Mar3-2019-sdsawe.mp4.

Valdecañas Vein

Drilling in 2019 returned the thickest and deepest lateral intercepts to date on the Valdecañas Vein, with deep mineralization now continuous over a 2,000 m strike length and up to 1,100 m vertically from the top of the Bonanza Zone. The 2019 vein intercepts range in width from approximately 1 m to over 21 m (see tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf ) and the Valdecañas Vein remains open laterally to the claim boundaries at both ends and to depth. The best 2019 intercept is Hole D5-12, which cut 5.7 m (true width) grading 3,884 g/t (113 ounces per ton (“opt”)) silver, 8.4 g/t (0.25 opt) gold, 6.5% lead, 9.7% zinc and 0.3% copper. This includes a 0.8m (true width) zone that ran 16,271 g/t (475 opt) silver, 9.2 g/t gold (0.27 opt), 17.8% lead, 11.8% zinc and 0.2% copper. The location of this intercept is important as it greatly expands the thick and high-grade eastern dilatant zone. Other significant holes include D1-5 and D1-10, both within the western dilatant zone, and D6-6 in the eastern dilatant zone. D5-11 also added very good width and grade above the east dilatant zone.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Anticipada Vein

The Anticipada Vein is sub-parallel to and lies 50-100 m in the hangingwall of the Valdecañas Vein.  In 2019, it was coincidentally cut by 11 holes targeting the Valdecañas Vein and several of these intercepts significantly expand the vein.  This is especially the case in a vertical zone along its western reaches where it widens and higher grades appear (see tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf ). The best intercept is in Hole D6-6 and two other holes (D5-10 and D5-11) extend the well-mineralized zone on the eastern end of the vein. The remaining six holes tested the western limits of the vein and show moderate to relatively weak mineralization.  The Anticipada Vein remains open to depth and to the east.

New Vein Discoveries – 2019

Pre-Anticipada Vein

The Pre-Anticipada Vein (discovered and announced in Press Release, March 4, 2019) is also subparallel to the Valdecañas Vein and is located a further 50-100m into hangingwall above the Anticipada Vein. It was coincidentally cut by five infill holes targeting the Valdecañas Vein but their geometry was not favourable (see tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf ). The two easternmost holes (D5-8 and D5-9) cut appreciable silver and gold values within the coherent high-grade zone that characterizes the Pre-Anticipada Vein but do not significantly expand it. Pre-Anticipada remains open for 200-300 m to the eastern property boundary and to depth.

Venadas, Venadas II and Valentina Veins

Five surface drill holes from the 2019 program tested the Venadas Vein (see tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf), the first northeasterly-trending vein ever found in the Fresnillo District, to depth and to the south. The hole drilled farthest to the south (93P) extends the vein to 800 m from its intersection with the Valdecañas Vein and cut high silver and gold grades with no base metals (2.5 m (true width) grading 918 g/t (27 opt) silver and 1.8 g/t gold). Vein textures and the lack of base metals indicates this is a high-level intercept and that the vein should have good potential to depth. Hole 97P was the only hole drilled below 93P and it hit only a narrow, pinched-down vein. Additional deeper holes were drilled in 2020 to determine where the vein opens up again at depth. Assays for these holes are pending.

Importantly, two additional northeast-trending veins (Venadas II and Valentina; see tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf) were discovered during 2019 through a combination of drilling and being cut in development headings. Both had been suspected based on oblique angle vein intercepts in several holes directed towards the Valdecañas Vein. Drill hole P32, which was designed to intercept Venadas II on the way to Valdecañas, cut 1.2m (true width) grading 279 g/t (8 opt) silver; 0.7 g/t gold. The Valentina Vein was also cut multiple times by the eastern development ramp and a number of historic Valdecañas vein drill holes, the best of which is Hole M39 which cut 0.7 m grading 1,215 g/t (35 opt) silver, and 3.6 g/t gold.

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The intercepts for Venadas, Venadas II and Valentina lack significant base metal grades (with the exception of one intercept) indicating that these holes have likely cut the veins high in the mineralizing system. Also, all three veins have been intercepted on both the hangingwall and footwall side of the Valdecañas Vein in drill core and underground workings. This, combined with underground exposures of mineralized cross cutting northeast trending veinlets, strongly suggest that these veins cross-cut the main-stage of the Valdecañas Vein and may coincide with the long-recognized late gold-rich mineralization stage. Short-hole underground drilling and drifting is contemplated for fleshing out these veins and determining what relationship they have with the Valdecañas Vein.

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab). The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to the Center for Investigation and Technical Development (“CIDT”) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

2020 Exploration Program

Exploration drilling at Juanicipio resumed in May of 2020 after a temporary COVID-19 halt imposed by the Mexican Government (see COVID-19 Juanicipio Project above). Full drilling resumed mid-year with five rigs, including three dedicated to Devico directional drilling. Drilling was focused on continued step-out and infill drilling of the Valdecañas Deep Zone. Holes were also directed at the Anticipada Vein and NE-trending Venadas Vein family targeting them independently from the Valdecañas Vein. Despite the temporary COVID-19 restrictions noted above, the full Juanicipio 2020 drilling program was completed as planned in 2020. All assays are pending.

COVID-19 – Juanicipio Project

In response to the COVID-19 virus outbreak, in April 2020 the Mexican Government ordered a temporary suspension of all “non-essential” operations nationwide in Mexico, including mining operations, until May 30, 2020. Fresnillo, the Juanicipio Project operator, was in regular consultation with Mexican Government officials to ensure Minera Juanicipio’s compliance with the Order. Fresnillo advised the Company that while the Order was in effect, underground development continued under government mandated hygiene protocols, while surface construction work and surface-based drilling were temporarily halted. All work resumed late in the second quarter with a phased restart having commenced on June 1, 2020.

In further response to the COVID-19, Fresnillo as operator, continues to closely monitor the spread of the virus and implement a range of safety measures following guidelines in accordance with the World Health Organization and Mexican authorities. These include stringent monitoring & hygiene, temperature screening and social distancing. Testing and contact tracing have been used to identify potential cases and prevent the spread of the virus. Fresnillo maintains an open dialogue with government officials at both the Federal and local level.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

As noted above, according to Fresnillo the commissioning timetable was deferred a few months to Q4-2021 as some infrastructure contracts were delayed due to COVID-19 related restrictions as well as preventive measures put into place. The further impact of this pandemic could create or include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material changes to the costs and time for the completion of development at Juanicipio. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. See “Virus outbreaks may create instability in work markets and may affect the Company’s Business” in “Risk and Uncertainties” below.

4.	DEER TRAIL PROJECT

The Deer Trail Project includes 111 patented and 682 unpatented claims (approximately 5,600 Ha) encompassing the historic Deer Trail Mine and the adjoining Alunite Ridge area in Piute County, Utah. The Deer Trail Project displays and satisfies MAG’s top criteria when exploring for large CRD systems, specifically: the presence of high silver grades; location on a deep-penetrating regional-scale fault known to host major CRD-family deposits; location at the top of a thick section of favorable host rocks; and an identifiable plumbing network of faults and mineralization (see Press Release September 10, 2020).

MAG’s initial exploration strategy on this property is already well advanced, and is to project the geometry of the feeder structures of the known CRD mineralization to depth into inferred underlying limestone host rocks to seek larger scale silver-rich massive sulfide replacements and potentially mineralized skarn. A deep-looking underground 2-D seismic survey was completed in October 2020 to assist in determining depth to, and geometry of the favorable host rocks predicted to exist at depth. The underground seismic survey results are being processed to help refine final drill hole angles and depths for subsequent holes in the Phase I drill program.

2020 PHASE I DRILL PROGRAM

With drill roads completed and drill pads fully permitted, a 6,500-metre Phase I surface-based core drilling program commenced in November 2020 and is approximately 50% complete (all assays pending). Initial targeting is based on an integrated 3D Leapfrog Geo® project combining a large historic data set with MAG’s CRD exploration model plus extensive new surface and underground mapping, core relogging and geophysical reprocessing.

MAG’s Phase I drilling priorities include: determining the depth to the thick section of high-potential limestone host formations known regionally to lie just below the comparatively unfavorable host rocks of the Deer Trail mine; tracing the known steeply-dipping feeder structures to depth into these limestones; and, locating massive sulfide mineralization controlled by the above.

COVID-19: Deer Trail Project

Safety is one of MAG’s key core values and MAG has implemented strict COVID-19 protocols for the Deer Trail Project in line with guidance from governmental public health agencies. The Company established its COVID-19 response plan for Deer Trail in June 2020 with safety measures that include mandatory mask use, COVID-19 testing for contractors and new employees prior to returning to site, temperature screening, employee health surveys, antibody rapid test for team members to track exposure and social distancing. The Company continues to monitor the Utah Center for Disease Control and Word Health Organization recommendations, updating the protocol in September 2020 and again in early January 2021. These updates include additional controls for positive result cases and a safe return to the workplace plan (post COVID-19). Most project employees and contractors have now received their first vaccination shots.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

5.	OUTLOOK

MAG’s principal focus is the successful development of the Juanicipio Project and to further explore the Juanicipio property. The Company continually looks to enhance its project portfolio by evaluating new projects and through successful exploration of its current property holdings. However, MAG continues to execute its business plan prudently, with on-going project evaluations focusing primarily on potential high-grade, high-margin, district-scale opportunities.

Minera Juanicipio

Under the terms of an EPCM agreement, Fresnillo and its affiliates are overseeing the construction of the Juanicipio 4,000 tpd processing plant and associated surface and underground infrastructure. The Juanicipio processing plant is expected to commence commissioning in fourth quarter 2021 reaching 40 to 50% of nameplate capacity by the end of 2021 and achieving 90 to 95% of nameplate capacity in 2022. An Operator Services agreement has been finalized which will become effective upon initiation of commercial production.

In the year ended December 31, 2020, further progress was made on construction of the flotation plant and other surface infrastructure. The major concrete foundations are completed and curing, and the erection of structural steel commenced. Underground development to date at Juanicipio now exceeds 35 km (22 miles) with access to the upper portion of the resource now achieved. Initial development indicates that the grade and width of the vein are in line with previous drilling-derived estimates, and preparation of the first production stope was concluded during the third quarter of 2020.

Underground production from the mine commenced during the third quarter ahead of the original schedule, with 71,859 tonnes with a silver head grade of 328 g/t of mineralized development material successfully processed through the Fresnillo plant from August through December 2020 (see Underground Mine Production above). The Joint Venture produced and sold 616 thousand silver ounces, 1,029 gold ounces, 163 tonnes of lead and 224 tonnes of zinc from August through December 2020. Mineralized material from the mine is expected to be processed at a targeted average rate of 16,000 tonnes per month at the Fresnillo plant facility (100% owned by Fresnillo) until the Juanicipio plant is commissioned in the fourth quarter of 2021. The actual amount of material processed on a monthly basis may vary due to the variability of mineralization encountered in the development headings from month to month. Subsequent to the year end, a further 24,680 tonnes with a silver head grade of 498 g/t (52% higher head grade than the period August through December 2020) were processed in January and February 2021. Both lead and zinc concentrate off-take agreements have been executed by Minera Juanicipio with Met-Mex Peñoles, S.A. De C.V., under which both concentrates are being treated at benchmark market terms in Torreón, Mexico.

Although all activities have resumed at Juanicipio, the COVID-19 impacts could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. See “Virus outbreaks may create instability in work markets and may affect the Company’s Business” in “Risk and Uncertainties” below.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

According to Fresnillo, the Juanicipio development is expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

On the exploration front, most of the Juanicipio property remains unexplored with many untested exploration targets still to be pursued by the joint venture. Exploration drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to further trace the Deep Zone laterally and to depth.

After a temporary halt in exploration activity in the second quarter due to COVID-19 restrictions, (see COVID-19 Juanicipio Project above), drilling on the property resumed in the third quarter with five rigs. Drilling is focused on continued step-out and infill drilling of the Valdecañas Deep Zone. Holes were also being directed at the Anticipada Vein and NE-trending Venadas Vein family targeting them independently from the Valdecañas Vein. With the temporary COVID-19 restrictions noted above lifted, the full Juanicipio 2020 drilling program was completed as planned in 2020, and all assays are still pending.

Deer Trail

With drill roads completed and drill pads fully permitted, the 6,500-metre Phase I surface drilling program commenced in November 2020 and is currently in process, approximately 50% complete with all assays pending. The Phase I drilling priorities include: determining the depth to the thick section of high-potential limestone host formations known regionally to lie just below the comparatively unfavorable host rocks of the Deer Trail mine; tracing the known steeply-dipping feeder structures to depth into these limestones; and, locating massive sulfide mineralization controlled by the above.

6.	INVESTMENT IN JUANICIPIO

Minera Juanicipio

Minera Juanicipio is the corporate entity through which MAG Silver records and holds its Investment in Juanicipio (see Notes 2(b) and 6 in the audited consolidated financial statements of the Company as at December 31, 2020).

	Year Ended December 31
	2020	2019

Joint venture oversight expenditures incurred 100% by MAG	$568	$345
Interest earned on advance to Minera Juanicipio	(567)	-
Cash contributions to Minera Juanicipio	63,712	53,200
Total for the year	63,713	53,545
Equity pick up of current income for the year	2,214	1,884
Balance, beginning of year	136,643	81,214
Balance, end of year	$202,570	$136,643

During the year ended December 31, 2020, the Company incurred Juanicipio oversight expenditures of $568 (December 31, 2019: $345). In addition, Fresnillo and the Company advanced $144,800 as shareholder loans (MAG’s 44% share $63,712) to Minera Juanicipio, bearing interest at Libor + 2%. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral Interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $567 has therefore been credited to the Investment in Juanicipio account, as an eliminating related party entry.

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

In the year ended December 31, 2020, MAG recorded an equity income pick-up of $2,214 from its Investment in Juanicipio (December 31, 2019: $1,884) as outlined in Table 3 below.

Table 3: MAG’s equity pick-up from Minera Juanicipio

	December 31, 2020	December 31, 2019
Gross Profit from processing development material (see Underground Mine Production – Juanicipio Project above)	$11,462	Nil
Administrative and selling expenses	$ (315)	Nil
Interest and foreign exchange loss	$(623)	$946
Net Income before tax	$10,524	$946
Income tax (expense) benefit (including deferred income tax)	$(5,492)	$3,337
Net Income for the year (100% basis)	$ 5,032	$4,283
MAG’s 44% equity pick-up	$ 2,214	$1,884

7.	EXPLORATION AND EVALUATION ASSETS

Option Earn-in Project

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. To December 31, 2020, the Company has incurred $8,010 in exploration expenditures on the property and there are no further exploration funding requirements under the agreement. However, to earn a 100% interest in the property package, the Company must make remaining cash or share payments of $100 and $150 on or before the fourth and fifth annual anniversaries of the agreement, at which time the vendors would retain a 2% net smelter returns royalty (“NSR”). In May 2020, the Company elected to settle the third option payment of $100 in shares rather than cash and issued 8,241 shares in July 2020 to the vendors in settlement of the payment.

Deer Trail Project

In late 2018, the Company entered into an option agreement with another private group whereby MAG has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. MAG paid $150 upon signing the agreement and another $150 in October 2020. To earn 100% interest in the property, MAG must make remaining cash payments of $1,700 over the next 8 years and fund a cumulative of $30,000 of eligible exploration expenditures ($4,459 incurred to December 31, 2020) by 2028. Upon MAG’s 100% earn-in, the vendors would retain a 2% NSR.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

8.	SELECTED ANNUAL INFORMATION

The following table summarizes selected financial data for the Company’s three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto. All figures are reported under IFRS.

	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Revenues(1)	$637	$2,627	$3,118
Net Loss(2)	($7,097)	($4,426)	($5,802)
Net Loss per Share	($0.08)	($0.05)	($0.07)
Total Assets(3)	$323,082	$218,810	$217,557
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil

Notes:

(1)	The Company’s only source of reported revenue during the years ended December 31, 2018, 2019 and 2020 was interest income from cash and term deposits held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. Pre-production sales earned in the Juanicipio Joint Venture where MAG owns 44%, is recognized through MAG’s equity pick-up from its Investment in Juanicipio (see Investment in Juanicipio above).

(2)	The Company’s normal course of business is to develop, explore and evaluate its mineral properties as appropriate. The loss variation from year to year above reflects, amongst other things, the periodic impairment of exploration and evaluation assets (a non-cash charge), and share based payment expense (a non-cash charge). The current year’s net loss also includes share-based payment expense of $3,122 compared to $2,572 and $2,109 in 2019 and 2018 respectively.

(3)	Included in ‘Total Assets’ at the end of 2020, the Company held $94,008 in cash and cash equivalents, compared to $72,360 at December 31, 2019 and $130,180 at December 31, 2018. In the year ended December 31, 2020, the Company closed a private placement and completed an at-the-market (“ATM”) program for an aggregate gross proceeds of $93,134. No financings were completed in the years ended December 31, 2019 and 2018. Also included in ‘Total Assets’ at the end of 2020, the Company’s Investment in Juanicipio totaled $202,570 compared to $136,643 and $81,214 at December 31, 2019 and 2018 respectively.

(4)	The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the immediate future, as it anticipates that all available funds will be used to finance the operations and growth of its business until positive operating cash flow is achieved from its projects.

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

9.	REVIEW OF FINANCIAL RESULTS

Year Ended December 31, 2020 vs. Year Ended December 31, 2019

	Year Ended December 31
	2020	2019
EXPENSES
Accounting and audit	$442	$466
Amortization	121	106
Filing and transfer agent fees	301	232
Foreign exchange (gain) loss	(171)	21
General office expenses	1,083	902
Legal	371	363
Management compensation and consulting fees	3,259	3,076
Mining taxes and other property costs	38	577
Share based payment expense	3,122	2,572
Shareholder relations	298	470
Travel	58	244
	8,922	9,029
Interest income	637	2,627
Change in fair value of warrants	-	(39)
Equity pick up from Investment in Juanicipio	2,214	1,884
Loss for the year before income tax	$(6,071)	$(4,557)

Deferred income tax (expense) benefit	(1,026)	131
Loss for the year	$(7,097)	$(4,426)

The Company’s net loss for the year ended December 31, 2020 amounted to $7,097 (December 31, 2019: $4,426). MAG recorded a 44% equity income pick-up of $2,214 (December 31, 2019: $1,884) from Minera Juanicipio which included MAG’s 44% share of income from the sale of pre-production development material (see Underground Mine Production and Investment in Juanicipio above).

Share-based payment expense (a non-cash item) recorded in the year ended December 31, 2020 increased to $3,122 (December 31, 2019: $2,572) and is determined based on the fair value of equity incentives granted and vesting in the period. In the year ended December 31, 2020, the Company granted 572,503 stock options (December 31, 2019: 392,967), 146,755 performance share units (“PSUs”) (December 31, 2019: 91,406), and 39,063 restricted share units (“RSUs”) (December 31, 2019: 10,000) under its equity compensation plans. There were two grants in 2020: the 2020 annual grant; and, one reflecting the 2019 equity incentive grant which due to a Company imposed blackout period was granted in 2020. As well, the Company granted 64,757 DSUs (December 31, 2019: 141,386) to directors of the Company, and an additional 10,482 DSUs (December 31, 2019: 19,955) were granted to directors who elected to receive their retainer fees in DSUs in lieu of cash.

Mining taxes and other property costs decreased to $38 (December 31, 2019: $577) as the Company no longer carries the cost of several non-core concessions. General office expenses increased to $1,083 (December 31, 2019: $902) in the year ended December 31, 2020 as insurance costs increased significantly, and there were also additional costs related to the Company holding its Annual General and Special Meeting on a virtual platform due to COVID-19.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the year ended December 31, 2020 included accounting and audit of $442 (December 31, 2019: $466), amortization of $121 (December 31, 2019: $106), filing & transfer agent fees of $301 (December 31, 2019: $232), foreign exchange gain of $171 (December 31, 2019: $21 foreign exchange loss), legal expense of $371 (December 31, 2019: $363), management compensation and consulting fees of $3,259 (December 31, 2019: $3,076), shareholder relations expenses of $298 (December 31, 2019: $470) and travel of $58 (December 31, 2019: $244), and were all either comparable with the prior year’s expense or declined during the period in line with certain reduced business activities in response to the COVID-19 pandemic.

Interest income earned by MAG on its cash and cash equivalents decreased to $637 (December 31, 2019: $2,627) during the year ended December 31, 2020 primarily due to lower interest rates in 2020. MAG recorded a deferred income tax expense of $1,026 for the year ended December 31, 2020 (December 31, 2019: $131 deferred income tax benefit) related to the weakening of the Mexican peso during the year relative to the U.S. dollar.

Other Comprehensive Income (Loss):

	Year Ended December 31
	2020	2019
Loss for the year	$(7,097)	$(4,426)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain (loss) on equity securities	14,493	(334)
Net of deferred tax expense	(1,713)	-

Total comprehensive income (loss)	$5,683	$(4,760)

In Other Comprehensive Income (Loss) during the year ended December 31, 2020, MAG recorded an unrealized market gain $12,780 (net of $1,713 tax) (December 31, 2019: $334 unrealized market loss, net of tax) on equity securities held. The majority of the unrealized gain relates to a 2018 transaction whereby the Company sold various non-core concessions to a private company in return for convertible preferred shares of the private company should they become publicly listed in the future. On June 8, 2020, Reyna Silver Corp. (“Reyna”), listed on the TSX Venture Exchange, and MAG converted its preferred shares into common shares of Reyna which subsequently increased in value.

10.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net (Loss) Income per Share):

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Quarter Ending	Revenue (1)	Net Income (Loss) (2)	Net Income (Loss) per Share
December 31, 2020	$120	$6,593	$0.07
September 30, 2020	$133	$(89)	$0.00
June 30, 2020	$110	$1,297	$0.01
March 31, 2020	$274	$(14,898) (3)	$(0.17)
December 31, 2019	$412	$(1,018)	$(0.01)
September 30, 2019	$589	$(2,005)	$(0.02)
June 30, 2019	$782	$(961)	$(0.01)
March 31, 2019	$844	$(442)	$(0.01)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Pre-production sales earned in the Juanicipio Joint Venture where MAG owns 44%, is recognized through MAG’s equity pick-up from its Investment in Juanicipio (see Investment in Juanicipio above), and is reflected above in the quarters ended September 30 and December 31, 2020.

(2) Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.”

(3) The net loss for the quarter ended March 31, 2020 includes the deferred tax effects of a significant devaluation of the Mexican peso against the US dollar (from 18.87 Pesos/US$ on December 31, 2019 to 24.29 on March 31, 2020), and the resulting devaluation of certain tax assets denominated in Mexican Pesos.

11.	FOURTH QUARTER

Three Months Ended December 31, 2020 vs Three Months Ended December 31, 2019

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

	Three months ended December 31
	2020	2019
EXPENSES
Accounting and audit	$272	$275
Amortization	30	27
Filing and transfer agent fees	6	13
Foreign exchange (gain) loss	(220)	1
General office expenses	249	209
Legal	11	136
Management compensation and consulting fees	1,729	1,497
Mining taxes and other property costs	13	39
Share based payment expense	860	557
Shareholder relations	84	165
Travel	2	57
	3,036	2,976
Interest income	120	412
Change in fair value of warrants	-	-
Equity pick up from Investment in Juanicipio	5,586	1,388
Income (Loss) for the period before income tax	$2,670	$(1,176)
Deferred income tax benefit	3,923	158
Income (Loss) for the period	$6,593	$(1,018)

The Company’s net income for the three months ended December 31, 2020 amounted to $6,593 (December 31, 2019: $1,018 net loss).

MAG recorded a deferred income tax benefit of $3,923 for the quarter ended December 31, 2020 (December 31, 2019: $158), primarily driven by the non-cash valuation increase of various tax assets denominated in Mexican Pesos, as the Mexican Peso strengthened against the US dollar in the quarter (from 22.36 Pesos/US$ on September 30, 2020 to 19.94 Pesos/US$ on December 31, 2020).

MAG recorded a 44% equity income pick-up of $5,586 (December 31, 2019: $1,388) from Minera Juanicipio which included MAG’s 44% share of income from the sale of pre-production development material in the quarter ended December 31, 2020 (see Underground Mine Production and Investment in Juanicipio above). The 44% equity income pick-up from Minera Juanicipio also includes the recognition of a deferred tax benefit from the non-cash valuation increase of tax assets denominated in the Mexican Pesos as described in the preceding paragraph.

Share-based payment expense (a non-cash item) recorded in the three months ended December 31, 2020 increased to $860 (December 31, 2019: $557) and is determined based on the fair value of equity incentives (stock options, restricted share units, performance share units, and deferred share units) granted and vesting in the period.

The Company recorded a foreign exchange gain of $220 (December 31, 2019: $1 foreign exchange loss), resulting from holding cash denominated in Canadian dollars (“C$”) required to fund Canadian corporate expenses, while the C$ strengthened slightly relative to the U.S. dollar. The C$ cash held is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the quarter ended December 31, 2020 included accounting and audit of $272 (December 31, 2019: $275), amortization of $30 (December 31, 2019: $27), filing and transfer agent fees of $6 (December 31, 2019: $13), general office expenses of $249 (December 31, 2019: $209), legal of $11 (December 31, 2019: $136), management compensation and consulting fees of $1,729 (December 31, 2019: $1,497), mining concession taxes and other property costs of $13 (December 31, 2019: $39); shareholder relations of $84 (December 31, 2019: $165), and travel of $2 (December 31, 2019: $57) and were all either comparable with the prior period’s expense or declined during the period in line with certain reduced business activities in response to the COVID-19 pandemic.

Interest income earned by MAG on its cash and cash equivalents decreased to $120 (December 31, 2019: $412) during the quarter ended December 31, 2020 primarily due to lower interest rates in 2020.

Other Comprehensive Income (Loss):

In Other Comprehensive Income (Loss) for the quarter ended December 31, 2020, the Company recorded an unrealized market gain of $3,707 (net of $579 tax) (December 31, 2019: $245 unrealized market gain, net of tax) on equity securities held as strategic investment.

12.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the year ended December 31, 2020:

	Year Ended December 31
	2020	2019

Operations	$(5,780)	$(3,469)
Changes in non-cash working capital	(434)	262
Operating activities	(6,214)	(3,207)
Investing activities	(65,312)	(57,133)
Financing activities	92,429	2,748

Effects of exchange rate changes on cash and cash equivalents	745	(228)

Change in cash and cash equivalents during the year	21,648	(57,820)

Cash and cash equivalents, beginning of year	72,360	130,180
Cash and cash equivalents, end of year	$94,008	$72,360

Operating Activities

During the year ended December 31, 2020, MAG used $5,780 in cash for operations before changes in non-cash working capital, compared to $3,469 in the year ended December 31, 2019. More cash was expended in operations in the year ended December 31, 2020 than the comparable period, as in the prior period, interest income ($2,627) was considerably higher than in the current year ($637) thereby offsetting cash used in operations. MAG’s non-cash working capital (accounts receivable, prepaid expenses less trade and other payables) in the year ended December 31, 2020 decreased by $434 (December 31, 2019: increased by $262). The total use of cash from operating activities in the year ended December 31, 2020 was $6,214 (December 31, 2019: $3,207).

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Investing Activities

During the year ended December 31, 2020, the net cash used in investing activities amounted to $65,312 (December 31, 2019: $57,133). During the year ended December 31, 2020, the Company received proceeds of $3,905 (December 31, 2019: nil) from the sale of certain equity securities originally acquired as part of its divestiture of non-core concessions in prior years. The Company used cash to fund advances to Minera Juanicipio, which combined with the Company’s Juanicipio expenditures on its own account, totaled $64,270 (December 31, 2019: $53,549). In the year ended December 31, 2020, MAG also purchased equipment totaling $74 (December 31, 2019: $354) and expended $4,873 (December 31, 2019: $3,230) on its other exploration and evaluation properties.

Financing Activities

On April 30, 2020, the Company closed a non-brokered private placement offering and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60 million ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.

On September 8, 2020, the Company completed a $50,000 at-the-market equity program (“the ATM Program”) previously established on June 29, 2020. From June 30, 2020 to September 8, 2020, the Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share for gross proceeds of $50,000.

The aggregate gross and net proceeds from the combined private placement and ATM Program offerings amounted to $93,134 and $89,164 respectively.

In the year ended December 31, 2020, 418,294 stock options were exercised for cash proceeds of $3,337 (December 31, 2019: 442,052 stock options exercised for cash proceeds of $2,819). In addition, 365,483 stock options (December 31, 2019: 812,323) were exercised under a less dilutive cashless exercise provision of the plan whereby 139,273 shares (December 31, 2019: 428,934) were issued and the remaining 226,210 stock options (December 31, 2019: 383,389) were cancelled.

In the year ended December 31, 2020, cash used in financing activities was to pay an office lease obligation of $72 (December 31, 2019: $71).

13.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at:

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

	December 31, 2020	December 31, 2019

Cash and cash equivalents	$94,008	$72,360
Other current assets	1,406	352
Total current assets	95,414	72,712
Investments	11,951	1,408
Investment in Juanicipio	202,570	136,643
Exploration and evaluation assets	12,472	7,266
Property and equipment	675	781
Total assets	$323,082	$218,810

Total current liabilities	901	854
Total non-current liabilities	5,513	2,709
Total liabilities	6,414	3,563
Total equity	316,668	215,247
Total liabilities and equity	$323,082	$218,810

Total current assets increased from $72,712 at December 31, 2019 to $95,414 as at December 31, 2020. Cash and cash equivalents totaled $94,008 at December 31, 2020 compared to $72,360 at December 31, 2019, with the increase primarily attributable to proceeds received from the financings referred to above in ‘Financing Activities’ received in excess of funds expended in the year. Other current assets as at December 31, 2020 included prepaid insurance and other expenses of $509 (December 31, 2019: $269) and accounts receivable of $897 (December 31, 2019: $83). The accounts receivable is comprised primarily of a receivable from Minera Juanicipio related to interest on MAG’s shareholder advances in 2020.

Investments of $11,951 are comprised of equity securities held by MAG acquired primarily from its divestiture of non-core concessions in prior years (December 31, 2019: $1,408).

The Investment in Juanicipio balance increased from December 31, 2019 to December 31, 2020 from $136,643 to $202,570 and reflects MAG’s ongoing investment in Minera Juanicipio as discussed above in ‘Investing Activities’ and ‘Investment in Juanicipio.’ Exploration and evaluation assets as at December 31, 2020 increased to $12,472 (December 31, 2019: $7,266) reflecting exploration expenditures incurred on the properties described above in ‘Exploration and Evaluation Assets.’

Property and equipment of $675 (December 31, 2019: $781) includes a right-of-use asset recognized under IFRS 16 and exploration camp and equipment.

Current liabilities at December 31, 2020 amounted to $901 (December 31, 2019: $854) and are attributable to accrued exploration and administrative expenses and the current portion of the IFRS 16 lease obligations referred to above. Non-current liabilities at December 31, 2020 of $5,513 (December 31, 2019: $2,709) include the non-current lease obligation of $383 (December 31, 2019: $467), $409 for a reclamation provision (December 31, 2019: $260) and a deferred income tax liability of $4,721 (December 31, 2019: $1,982), the later resulting from temporary timing differences between the book and tax base of its Mexican non-monetary assets.

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

14.	LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2020, MAG had working capital of $94,513 (December 31, 2019: $71,858) including cash and cash equivalents of $94,008 (December 31, 2019: $72,360) and no long-term debt. As well, as at December 31, 2020 Minera Juanicipio had cash of $51,503 (MAG’s attributable 44% share $22,661). MAG is not currently receiving any dividends or cash flow from operations, and therefore the Company may require additional capital in the future to meet its future project and other related expenditures. Future liquidity may depend therefore upon the Company’s ability to arrange debt or additional equity financings.

Financings 2020

On April 30, 2020, the Company closed a non-brokered private placement offering and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60,000,002 ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.

On September 8, 2020, the Company completed a $50,000 at-the-market equity program (“the ATM Program”) previously established on June 29, 2020. In the three months ended September 30, 2020, the Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share for gross and net proceeds of $50,000 and $48,625 respectively. Under the ATM Program, the Company was permitted to issue up to an aggregate of $50 million worth of common shares from treasury at prevailing market prices to the public through the NYSE American or any other marketplace on which the common shares are listed, quoted or otherwise traded in the United States. The volume and timing of distributions under the ATM Program was determined at the Company’s sole discretion, subject to applicable regulatory limitations. There is no remaining availability under the ATM Program.

Funding of the Juanicipio Project Capex

The initial capital expenditure requirements for the Juanicipio Project, as revised and announced by the joint venture shareholders on February 24, 2020 is estimated as of January 1, 2018 to be $440,000 (100% basis) including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in mid- 2021. Capital costs incurred after commercial production are assigned to sustaining capital and are projected to be paid out of operating cash-flows.

This initial capital expenditure estimate of $440,000 does not take into account the capital expenditures incurred since January 1, 2018 which total approximately $228,000 to December 31, 2020. MAG therefore estimates the remaining initial capital expenditures on a 100% basis for the Juanicipio Project to be approximately $212,000 (MAG’s 44% share being $93,280 as at December 31, 2020). This funding balance will be reduced by both existing cash held in Minera Juanicipio as at December 31, 2020 ($51,503 on a 100% basis), and by expected cash flows generated from mineralized material sold and processed through the Fresnillo processing plant at a nominal rate of approximately 16,000 tonnes per month (see above Underground Mine Production – Juanicipio Project).

As noted above in COVID-19 – Juanicipio Project, in response to the COVID-19 virus outbreak, mine development and construction at Juanicipio was impacted by a Mexican Government temporary suspension order of all “non-essential” operations in Mexico to May 30, 2020. Although operations resumed after June 1, 2020, the Juanicipio plant commissioning timetable was deferred a few months to Q4-2021 as some infrastructure contracts were delayed due to COVID-19 related restrictions as well as preventive measures put into place. The impact of possible other consequences of COVID-19 on the development of the mine cannot be fully assessed at this time. The COVID-19 virus outbreak and possible additional work stoppages or restrictions could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. The Company may need to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project, and accordingly, future liquidity may depend upon its ability to arrange debt or additional equity financings.

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The inability of MAG to fund its 44% share of cash calls would result in dilution of its ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

Expected Use of Proceeds – Financings

As noted above, the Company closed a non-brokered private placement on April 30, 2020 to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60 million (US$43,134). The designated use of the net proceeds of this offering was to fund exploration and development of the Juanicipio Project and for working capital and general corporate purposes. On October 7, 2020 the Company advanced $40,524 to Minera Juanicipio in order to fund its 44% of ongoing development expenditures at Juanicipio. Given this advance and general overhead expended by the Company since April 30, 2020, the funds raised from this offering have been fully expended in accordance with the initially laid out expected use of proceeds.

In the Company’s June 29, 2020 Prospectus Supplement to a Short Form Base Shelf Prospectus, MAG established an ATM Program and provided the expected use of net proceeds with respect to the offering as follows:

o	Development expenditures at the Juanicipio Project (2020-21) – up to $34,725 of net proceeds;
o	Exploration expenditures at the Juanicipio and other projects – up to $8,500; and,
o	Working capital and general corporate purposes – up to $5,000.

The ATM was completed on September 8, 2020, although to date these proceeds have not yet been expended.

15.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at December 31, 2020 for committed exploration work and other committed obligations.

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2021	2022-2023	2024-2025	2026 & over

Committed exploration expenditures	$-	$-	$-	$-	$-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Other commitments	79	79	-	-	-
Total Obligations and Commitments	$79	$79	$-	$-	$-

1) Although MAG Silver makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

(2) According to the operator, Fresnillo, contractual commitments for processing equipment and development contractors are $192,173 with respect to the Juanicipio Project on a 100% basis as at December 31, 2020.

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances the projects, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the earn-in requirements.

MAG may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

16.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at March 31, 2021, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	94,839,944	n/a	n/a
Stock Options	1,027,180	$12.75 - $23.53	.7 to 4.7 years
Performance Share Units(“PSUs”) (1)	249,276	1:1	.7 to 4.7 years
Restricted Share Units(“RSUs”)	52,396	1:1	3.1 to 4.8 years
Deferred Share Units (“DSUs”) (2)	574,862	1:1	n/a (2)
Fully Diluted	96,743,658

(1) Includes 87,664 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU payout range from 0% (nil PSUs) to 200% (175,328 PSUs) and 48,918 PSU grants where vesting is also subject to market price performance factor, measured over a three-year performance period with PSU payout target range from 50% (24,459 PSUs) to 150% (73,377 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

17.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but MAG has to date been able to recover all of its VAT paid. Minera Juanicipio also holds a VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable as Minera Juanicipio becomes a producing mine.

18.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have an adverse material impact on the Company’s operations and market value.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

19.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent AIF dated March 31, 2021 available on SEDAR at www.sedar.com and www.sec.gov and incorporated by reference herein.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk (see Note 11 in the audited consolidated financial statements of the Company as at December 31, 2020). In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk on these currencies from fluctuations in foreign exchange rates.

In addition, there is increasing environmental regulation as a result of public concern over climate change. The Company may have increased costs associated with the compliance of these regulations and a failure to comply may have a material adverse impact on the Company’s performance.

Juanicipio Development Decision

The actual scope, design and operating results of the Juanicipio Project may differ from the scope, design and results envisaged in the 2017 PEA. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

32

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks. A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. To date, the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches.

The Company has policies and programs in place to manage cyber risks; these programs are subject to oversight by management and the Board. The Company’s current cyber programs primarily focus on the following:

•	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
•	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
•	adopting practices to reduce third-party cyber security risks;
•	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy; and
•	embedding security by design across the Company to proactively assess and manage cyber risk.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

Virus outbreaks may create instability in world markets and may affect the Company’s business.

MAG’s operations and the operations it has an interest in are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19. The current outbreak of COVID-19 that was first reported in Wuhan, China on December 31, 2019, and any future emergence and spread of similar pathogens, could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of the Company’s suppliers, contractors and service providers and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the outbreak. The Chinese market is a significant source of global demand for commodities, including silver, gold and other metals. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the Company’s products. COVID-19 and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and demand in China and other markets and potentially broader impacts on the global economy.

In response to the COVID-19 virus outbreak, in April 2020 the Federal Government of Mexico issued an administrative order for the temporary suspension of all “non-essential activities” until May 30, 2020 as part of its nationwide effort to slow the spread of the COVID-19 virus. The Juanicipio Project operator, Fresnillo, was in regular consultation with Mexican Government officials to ensure Minera Juanicipio’s compliance with the order. Fresnillo advised the Company that while the order was in effect, underground development continued under government mandated hygiene protocols, surface construction work was reduced and surface-based drilling was temporarily halted. These changes could have a material adverse impact on the Company as it could result in delays in the development timeline and increased costs. Any such delays could result in the failure to meet the previously announced timetable for beginning production and processing at Juanicipio. Although all work has since resumed, the impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material impairment charges to the Company’s assets.

33

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

In May 2020, the Mexican Government declared Construction and Mining as essential activities and allowed the restart of all operations beginning June 1, 2020. However, if Mexican authorities were to reinstate the suspension order caused by the COVID-19 virus outbreak, or if a further suspension of mine development at Juanicipio was implemented for an undefined period of time, there could be additional medical and other costs to be incurred, project delays, cost overruns, and operational restart costs. Alternatively, in the event of an outbreak of COVID-19 at Juanicipio, Fresnillo could determine that a full suspension of all of its operations is necessary for the safety and protection of the workers. A complete suspension of underground development at Juanicipio could result in delays in the development of the project, result in additional increases in costs and have a material adverse effect on the financial position of the Company. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

20.	OFF-BALANCE SHEET ARRANGEMENTS

MAG Silver has no off-balance sheet arrangements.

21.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

34

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

During the year, the Company incurred charges with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2020	2019

Fees related to Dr. Megaw:
Exploration and marketing services	$505	$420
Travel and expenses	12	72
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	54	59
Field exploration services	160	298
	$731	$849

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2020 is $78 related to these services (December 31, 2019: $102).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

Significant subsidiaries of the Company are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2020 (%)	2019 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.3% of the common shares of the Company as at December 31, 2020, as publicly reported. Minera Juanicipio is governed by a shareholders’ agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

35

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

During the year, Fresnillo and the Company advanced $144,800 as shareholder loans (MAG’s 44% share $63,712) to Minera Juanicipio, bearing interest at Libor + 2%. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral Interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $567 has therefore been credited to the Investment in Juanicipio account as an eliminating related party entry. The loans mature on June 24, 2021.

During the year, compensation of key management personnel (including directors) was as follows:

	December 31,	December 31,
	2020	2019
Salaries and other short term employee benefits	$1,726	$1,694
Share based payments	1,853	1,429
	$3,579	$3,123

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

22.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and deferred exploration and evaluation costs, (ii) commercial production, (iii) provision for reclamation and closure, (iv) deferred income tax provision (v) share-based payments, (vi) equity investments, and (vii) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s audited consolidated financial statements as at December 31, 2020 for a description of all of the significant accounting policies.

(i) Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

36

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

(ii) The determination of the date on which a mine enters the commercial production stage is a significant judgement as capitalization of certain costs ceases and the recording of expenses commences upon entering commercial production. In determining commercial production and when the mine is available for use in the manner intended by management, the following factors are considered:

i)	Operational commissioning of major mine and plant components is complete;
ii)	Operating results are being achieved consistently for a period of time;
iii)	There are indicators that these operating results will be continued; and
iv)	Other factors are present, including one or more of the following: A significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

(iii) Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the production life of the asset.

(iv) The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

(v) Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

(vi) The Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively, a variety of factors.

(vii) Under IFRS 9 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure this fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

37

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

23.	CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019, except for standards newly adopted as stated below:

Adoption of New Accounting Policy and Restatement

During the fourth quarter of 2020, the Company early adopted Amendments to International Accounting Standard (“IAS”) 16, Property, Plant & Equipment, Proceeds Before Intended Use. The amended standard prohibits the Company from deducting any proceeds from selling items produced from the cost of building an item of mineral interest, plant and equipment, while bringing that asset to be capable of operating in the manner intended by management. The Company adopted the accounting policy retrospectively with respect to applicable transactions occurring on or after the earliest period presented herein, being January 1, 2019. With the adoption of the amended standard, pre-commercial production sales of silver, gold, lead and zinc produced and sold, and related costs while bringing a mine into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards to the extent those sales occurred on or after January 1, 2019. The entity measures the cost of those items applying the measurement requirements of “IAS 2 Inventories”.

There is no impact of this adoption on the comparative financial information presented for 2019 or the current year through June 30, 2020. However, previously in the third quarter of 2020, proceeds from the sales of silver, gold, lead and zinc in the Company’s 44% interest in the Juanicipio joint venture (see Note 6) in the total amount of $9,525 (on a 100% basis) net of mining and transport costs of $1,530 were netted against mineral interest, plant and equipment on the books of the Juanicipio Joint Venture. Accordingly, financial information for the three and nine months ended September 30, 2020 are restated as follows representing the 44% impact on the Company’s Equity Pick-up from its Investment in Juanicipio as a result of adopting the IAS 16 amendments:

38

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

	Amount previously disclosed for the three months ended September 30, 2020	Effect of early adoption of an amendment to IAS 16	Restated balance for the three months ended September 30, 2020 following the adoption of IAS 16 Amendments
Equity pick up from Investment in Juanicipio	$(3,392)	$3,518	$126

Net (loss) income	(3,607)	3,518	(89)

Net (loss) income per share	(0.04)	0.04	-

Investment in Juanicipio	153,384	3,518	156,902

Deficit	(217,062)	3,518	(213,544)

Total Equity	$300,958	$3,518	$304,476

	Amount previously disclosed for the nine months ended September 30, 2020	Effect of early adoption of an amendment to IAS 16	Restated balance for the nine months ended September 30, 2020 following the adoption of IAS 16 Amendments
Equity pick up from Investment in Juanicipio	$(6,890)	$3,518	$(3,372)

Net (loss) income	(17,208)	3,518	(13,690)

Net (loss) income per share	$(0.19)	$0.04	$(0.15)

Investment in Juanicipio	153,384	3,518	156,902

Deficit	(217,062)	3,518	(213,544)

Total Equity	$300,958	$3,518	$304,476

IFRS 3 Business Combinations. On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 Business Combinations that intend to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020, and the Company will apply these amendments to applicable acquisition transactions.

39

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

24.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

MAG Silver maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2020 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2020.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The audited consolidated financial statements and MD&A for the years ended December 31, 2020 were approved by the Board on March 26, 2021. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

There have been no changes in internal controls over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

25.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

40